Filed Pursuant to Rule 424(b)(2)
Registration No. 333-162579

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 29, 2009)

3,500,000 Common Units
Representing Limited Partner Interests

Teekay LNG Partners L.P.

$24.40 per common unit

We are selling 3,500,000 of our common units, representing limited partner interests. We have granted the underwriters an option to purchase up to 525,000 additional common units to cover over-allotments, if any.

Our common units are listed on the New York Stock Exchange under the symbol “TGP.” The last reported sale price of our common units on the New York Stock Exchange on November 16, 2009 was $25.67 per common unit.

Investing in our common units involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement and page 6 of the accompanying prospectus before you make an investment in our common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per common unit	Total

Public offering price	$24.40	$85,400,000

Underwriting discount	$1.04	$3,640,000

Proceeds to us (before expenses) from this offering to the public	$23.36	$81,760,000

The underwriters expect to deliver the common units on or about November 20, 2009.

UBS Investment Bank	Citi

RBC Capital Markets       Scotia Capital

The date of this prospectus supplement is November 17, 2009.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common units. Generally, when we refer to the “prospectus,” we refer to both parts combined. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus or any “free writing prospectus” we may authorize to be delivered to you. We have not authorized anyone to provide you with different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus or any “free writing prospectus” we may authorize to be delivered to you, as well as the information we previously filed with the Securities and Exchange Commission, or SEC, that is incorporated by reference herein, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since such dates.

We are offering to sell the common units, and are seeking offers to buy the common units, only in jurisdictions where offers and sales are permitted. The distribution of this prospectus and the offering of the common units in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the common units and the distribution of this prospectus outside the United States. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

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Incorporation of documents by reference

The SEC allows us to “incorporate by reference” information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

➢	our Annual Report on Form 20-F for the year ended December 31, 2008;

➢	our Reports on Form 6-K furnished to the SEC on August 3, 2009, September 30, 2009 and November 16, 2009 respectively;

➢	all of our subsequent Reports on Form 6-K filed prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

➢	the description of our common units contained in our Registration Statement on Form 8-A/A filed on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost by visiting our internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08, Bermuda
Attn: Corporate Secretary
(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document. The information contained in our website is not part of this prospectus.

Forward-looking statements

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. Forward-looking statements include statements with respect to, among other things, those set forth in the section titled “Material Tax Considerations” in this prospectus supplement, including with respect to the ratio of taxable income to distributions.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” set forth in the prospectus and those risks discussed in other reports we file with the SEC and that are incorporated in this prospectus by reference, including our Annual Report on Form 20-F for the year ended December 31, 2008. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors” and otherwise incorporated into this prospectus. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Summary

The following summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference herein and does not contain all the information you will need in making your investment decision. You should carefully read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein. Unless otherwise specifically stated, the information presented in this prospectus supplement assumes that the underwriters have not exercised their over-allotment option.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean specifically Teekay LNG Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

OVERVIEW

We are an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation, the world’s largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. Our fleet, excluding newbuildings, currently consists of 15 LNG carriers, 8 Suezmax-class crude oil tankers and 3 LPG carriers, all of which are double-hulled and generally operate under long-term, fixed-rate time charters with major energy and utility companies. We view our Suezmax tanker fleet primarily as a source of stable cash flow. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sectors and may consider other opportunities to which our competitive strengths are well suited. As of October 30, 2009, Teekay Corporation, which beneficially owns and controls our general partner, beneficially owned a 53% interest in us, including a 2% general partner interest.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

BUSINESS STRATEGIES

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

➢	Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for the LNG and LPG projects. Our LNG and LPG carriers were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

-	eliminates the risk of incremental or duplicative expenditures to alter our LNG and LPG carriers to meet customer specifications;

-	facilitates the financing of new LNG and LPG carriers based on their anticipated future revenues; and

-	ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

➢	Expand our LNG and LPG operations globally. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:

-	long-term, fixed-rate time charters wherever there is significant growth in LNG and LPG trade;

-	joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions; and

-	strategic vessel and business acquisitions.

➢	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Corporation’s operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service.

➢	Manage our Suezmax tanker fleet to provide stable cash flows. The remaining terms for our existing long-term Suezmax tanker charters are 7 to 17 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG and LPG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in an effort to maximize returns on our Suezmax fleet while managing residual risk.

PROJECTS COMMENCED IN 2009

Tangguh LNG Project

In November 2006, we agreed to acquire from Teekay Corporation its 70% interest in a joint venture owning two 155,000 cubic meter LNG carriers and the related 20-year, fixed-rate time-charters to service the Tangguh LNG project in Indonesia. The remaining 30% interest in the joint venture relating to this project (or the Teekay Tangguh Joint Venture) is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk. The customer is The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc.

The two LNG carriers were delivered to the Teekay Tangguh Joint Venture in November 2008 and March 2009, respectively, and the related charters commenced in January 2009 and May 2009. In August 2009, we acquired 99% of Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture for $69.1 million, net of assumed debt. The remaining 1% is held by our general partner.

Skaugen LPG Project

In December 2006, we agreed to acquire upon delivery three LPG carriers (or the Skaugen LPG Carriers) from subsidiaries of I.M. Skaugen ASA (or Skaugen), each of which has a purchase price of approximately $33 million. The first two vessels delivered in April and November 2009, and the remaining vessel is expected to be delivered in mid-2010. At delivery, each vessel is chartered at fixed rates for 15 years to Skaugen.

PROJECTS WITH FUTURE DELIVERIES

Skaugen Multigas Project

In July 2008, Teekay Corporation signed contracts for the purchase from Skaugen of two technically advanced 12,000-cubic meter newbuilding Multigas vessels (or the Skaugen Multigas Carriers) capable of carrying LNG, LPG or ethylene. We, in turn, agreed to acquire the vessels from Teekay Corporation upon delivery for a total cost of approximately $94 million. Both vessels are scheduled to be delivered in the second half of 2010. Upon delivery, each vessel will commence service under 15-year fixed-rate charters to Skaugen.

Angola Project

In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project. The Angola LNG Project is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled between August 2011 and January 2012.

RECENT DEVELOPMENTS

Third Quarter Results

For the quarter ended September 30, 2009, we generated voyage revenues of approximately $80 million, income from vessel operations of approximately $36 million and GAAP net loss of approximately $28 million, compared to voyage revenues of approximately $78 million, income from vessel operations of approximately $32 million and GAAP net income of approximately $40 million, for the same period in the prior year.

The increase in our voyage revenues primarily relates to the delivery of the Tangguh LNG carriers and the first Skaugen LPG carrier. This increase was partially offset by an increase in off-hire days in the third quarter of 2009 resulting from regularly scheduled drydockings and a decrease in revenue for our Spanish-flagged Suezmax vessels due to interest rate adjustments to the daily charter rates (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which decreased interest expense). There were 53 off-hire days in the quarter ended September 30, 2009, compared to no off-hire days for the same period in the prior year.

The increase in our income from vessel operations relates to the delivery of the Tangguh LNG carriers and the first Skaugen LPG carrier, as well as the timing of a goodwill impairment charge in the third quarter of 2008. These results also included an increase in operating expenses (as more vessels were in operation), the timing of maintenance expenditures, an increase in management fees and a restructuring charge in 2009.

The decrease in our net income primarily relates to unrealized losses. For accounting purposes we are required to recognize the changes in the fair value of our derivative instruments in the statements of income (loss) and to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This method of accounting does not affect the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses in the statements of income (loss). These unrealized gains or losses impact our reported GAAP net income (loss). For the quarter ended September 30, 2009, our unrealized losses were approximately $23 million for the change in fair value of our derivatives and approximately $18 million for foreign currency exchange losses, as compared to unrealized losses from derivatives of approximately

$21 million and foreign currency exchange gains of approximately $49 million for the same period of the prior year.

As at September 30, 2009, our cash, cash equivalents, and available borrowing capacity under our revolving credit facilities totaled approximately $441 million.

Cash distribution

On November 13, 2009, we paid a cash distribution of $0.57 per unit for the third quarter of 2009 to all unitholders of record on October 27, 2009. For the second quarter of 2009, we also paid a cash distribution of $0.57 per unit.

New credit facility

We recently entered into a new $122.0 million credit facility that will be secured by the Skaugen LPG Carriers and the Skaugen Multigas Carriers. The facility amount is equal to the lower of $122.0 million, and 60% of the purchase price of each vessel. The facility will mature, with respect to each vessel, seven years after the drawdown date for payment of such vessel. We drew on this facility to repay a portion of the amount we borrowed to purchase the Skaugen LPG Carriers delivered in April and November 2009. We will use the remaining available funds from the facility to purchase the third Skaugen LPG Carrier and the two Skaugen Multigas Carriers upon delivery of each vessel.

The offering

Issuer	Teekay LNG Partners L.P.

Common units offered by us	3,500,000 common units.

4,025,000 common units if the underwriters exercise in full their option to purchase up to an additional 525,000 common units to cover any over-allotments.

Units outstanding after this offering	44,521,963 common units and 7,367,286 subordinated units. 45,046,963 common units and 7,367,286 subordinated units, if the underwriters exercise their over-allotment option in full.

Use of proceeds	We will use the net proceeds of approximately $83.1 million from this offering, including our general partner’s related capital contribution, for the repayment of outstanding debt under one of our revolving credit facilities.

Estimated ratio of taxable income to distributions	We estimate that if you hold the common units you purchase in this offering through December 31, 2012 you will be allocated, on a cumulative basis, an amount of U.S. federal taxable income for that period that will be 30% or less of the cash distributed to you with respect to that period. For a discussion of the basis for this estimate and of factors that may affect our ability to achieve this estimate, please read “Material Tax Considerations—Ratio of Taxable Income to Distributions.”

New York Stock Exchange Symbol	TGP

Risk factors

Before investing in our common units, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our common units, you should carefully consider those risks discussed under the caption “Risk Factors” beginning on page 6 of the accompanying prospectus, as well as the discussion of risk factors beginning on page 9 of our Annual Report on Form 20-F for the year ended December 31, 2008, which is incorporated by reference into this prospectus. If any of these risks or other risks incorporated by reference into this prospectus were to occur, our business, financial condition or operating results could be materially adversely affected. In that case, our ability to pay distributions on our common units may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment. In addition we are subject to the following risks and uncertainties.

In addition to the following risk factors, you should read “Material tax considerations” in this prospectus supplement and “Material U.S. federal income tax considerations” in the accompanying base prospectus for a more complete discussion of expected material U.S. federal income tax consequences of owning and disposing of our securities.

You may be required to pay U.S. taxes on your share of our income even if you do not receive any cash distributions from us.

Assuming that you are a U.S. citizen, resident or other U.S. taxpayer, you will be required to pay U.S. federal income taxes and, in some cases, U.S. state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

Because distributions may reduce a common unitholder’s tax basis in our common units, common unitholders may realize greater gain on the disposition of their units than they otherwise may expect, and common unitholders may have a tax gain even if the price they receive is less than their original cost.

If common unitholders sell their common units, they will recognize gain or loss for U.S. federal income tax purposes that is equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated decrease a common unitholder’s tax basis and will, in effect, become taxable income if common units are sold at a price greater than their tax basis, even if the price received is less than the original cost. Assuming we are not treated as a corporation for U.S. federal income tax purposes, a substantial portion of the amount realized on a sale of units, whether or not representing gain, may be ordinary income.

The recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States creates greater uncertainty whether we will be classified as a partnership for U.S. federal income tax purposes.

In order for us to be classified as a partnership for U.S. federal income tax purposes, more than 90% of our gross income each year must be “qualifying income” under Section 7704 of the U.S. Internal Revenue Code of 1986, as amended (the Code). For this purpose, “qualifying income” includes income from providing marine transportation services to customers with respect to crude oil, natural gas and certain products thereof but may not include rental income from leasing vessels to customers.

Risk factors

The recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than service income for purposes of a foreign sales corporation provision of the Code. After the Tidewater decision, there is greater uncertainty regarding the status of a significant portion of our income as “qualifying income” and therefore greater uncertainty whether we are classified as a partnership for federal income tax purposes. As a result of this uncertainty, our counsel, Perkins Coie LLP, is now of the opinion that we should (as opposed to will) be classified as a partnership for U.S. federal income tax purposes. Please read “Material U.S. federal income tax considerations — Classification as a Partnership” in the accompanying base prospectus.

The after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes.

The anticipated after-tax benefit of an investment in the common units may be reduced if we cease to be treated as a partnership for U.S. federal income tax purposes. If we cease to be treated as a partnership for U.S. federal income tax purposes, we would be treated as becoming a corporation for such purposes, and common unitholders could suffer material adverse tax or economic consequences, including the following:

➢	The ratio of taxable income to distributions with respect to common units would increase because items would not be allocated to account for any differences between the fair market value and the basis of our assets at the time of this offering.

➢	Common unitholders may recognize income or gain on any change in our status from a partnership to a corporation that occurs while they hold units.

➢	We would not be permitted to adjust the tax basis of a secondary market purchaser in our assets under Section 743(b) of the Code. As a result, a person who purchases common units from a common unitholder in the secondary market after this offering may realize materially more taxable income each year with respect to the units. This could reduce the value of the common unitholder’s common units.

➢	Common unitholders would not be entitled to claim any credit against their U.S. federal income tax liability for non-U.S. income tax liabilities incurred by us.

➢	If we fail to qualify for an exemption from U.S. tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States, we will be subject to U.S. tax on such income on a gross basis (that is, without any allowance for deductions) at a rate of 4%. The imposition of this tax would have a negative effect on our business and would result in decreased cash available for distribution to common unitholders.

➢	We also may be considered a passive foreign investment company (or PFIC) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Please read “Material U.S. federal income tax considerations—Possible Classification as a Corporation” in the accompanying base prospectus.

U.S. tax-exempt entities and non-U.S. persons face unique U.S. tax issues from owning common units that may result in adverse U.S. tax consequences to them.

Investments in common units by U.S. tax-exempt entities, including individual retirement accounts (known as IRAs), other retirements plans and non-U.S. persons raise issues unique to them. Assuming we are classified as a partnership for U.S. federal income tax purposes, virtually all of our income

Risk factors

allocated to organizations exempt from U.S. federal income tax will be unrelated business taxable income and generally will be subject to U.S. federal income tax. In addition, non-U.S. persons may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, or distributions to them may be reduced on account of withholding of U.S. federal income tax by us in the event we are treated as having a fixed place of business in the United States or otherwise earn U.S. effectively connected income, unless an exemption applies and they file U.S. federal income tax returns to claim such exemption.

The sale or exchange of 50% or more of our capital or profits interests in any 12-month period will result in the termination of our partnership for U.S. federal income tax purposes.

We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital or profits within any 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. Please read “Material U.S. federal income tax considerations—Disposition of Common Units—Constructive Termination” in the accompanying base prospectus.

Some of our subsidiaries that are classified as corporations for U.S. federal income tax purposes might be treated as PFICs, which could result in additional taxes to our unitholders.

Certain of our subsidiaries that are classified as corporations for U.S. federal income tax purposes could be treated as PFICs for U.S. federal income tax purposes. There are legal uncertainties involved in making this determination, including the recent decision in Tidewater Inc. v. United States, which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. We intend to take the position that these subsidiaries are not now and have never been PFICs. However, we have not obtained an opinion of counsel on this issue and we cannot assure you that the Internal Revenue Service (IRS) will not successfully contend that these subsidiaries are PFICs.

U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please read “Material tax considerations—Consequences of Possible PFIC Classification” and “—Taxation of Our Subsidiary Corporations” in this prospectus supplement.

The unfavorable U.S. federal income tax consequences of the classification of any of our subsidiaries as a PFIC could include an increase in the ratio of the taxable income allocated by us to a unitholder for one or more years over the distributions received by the unitholder with respect to such years and an increased tax liability to a unitholder upon a disposition of our units. Please read “Material tax considerations—Ratio of Taxable Income to Distributions.”

The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of

Risk factors

our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights.

A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.

Common unitholders may be subject to income tax in one or more non-U.S. countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. Such laws may require common unitholders to file a tax return with, and pay taxes to, those countries. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution to common unitholders.

We intend that our affairs and the business of each of our subsidiaries is conducted and operated in a manner that minimizes foreign income taxes imposed upon us and our subsidiaries or which may be imposed upon you as a result of owning our common units. However, there is a risk that common unitholders will be subject to tax in one or more countries, including Canada, as a result of owning our common units if, under the laws of any such country, we are considered to be carrying on business there. If common unitholders are subject to tax in any such country, common unitholders may be required to file a tax return with, and pay taxes to, that country based on their allocable share of our income. We may be required to reduce distributions to common unitholders on account of any withholding obligations imposed upon us by that country in respect of such allocation to common unitholders. The United States may not allow a tax credit for any foreign income taxes that common unitholders directly or indirectly incur. Any foreign taxes imposed on us or any of our subsidiaries will reduce our cash available for common unitholders.

Following this offering, we anticipate that Teekay Corporation will own less than 50% of our outstanding equity interests, which could cause certain of our subsidiaries and us to be subject to additional tax.

Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries will be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax (the Section 883 Exemption). We anticipate that, following this offering, Teekay Corporation indirectly will own less than 50% of certain of our subsidiaries’ and our outstanding equity interests. Consequently, we expect these subsidiaries would fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years. Any resulting imposition of U.S. federal income taxes will result in decreased cash available for distribution to common unitholders. In addition, if we cease to be treated as a partnership for U.S. federal income tax purposes, we expect that we also would fail to qualify for the Section 883 Exemption in 2010 and subsequent tax years and that any resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders. Please read “Material tax considerations—The Section 883 Exemption” in this prospectus supplement and “Material U.S. federal income tax considerations—Taxation of Our Subsidiary Corporations” and “Material U.S. federal income tax considerations—Possible Classification as a Corporation” in the accompanying base prospectus.

Use of proceeds

We expect to receive net proceeds of approximately $83.1 million from the sale of common units we are offering, including from our general partners’ capital contribution to maintain its 2% general partner interest in us, after deducting the underwriting discount and estimated expenses payable by us. We expect to receive net proceeds of approximately $95.6 million if the underwriters’ option to acquire additional common units is exercised in full, including from our general partner’s related capital contribution.

We will use the net proceeds from our sale of common units covered by this prospectus and the capital contribution by our general partner for the repayment of outstanding debt under one of our revolving credit facilities, which has a fluctuating interest rate based on the London Interbank Offered Rate (LIBOR) plus 0.55%. The credit facility matures on August 23, 2018. In the past year, we drew on the facility to fund the Teekay Tangguh Joint Venture acquisition and the acquisition of two Skaugen LPG Carriers, and for general partnership purposes. We anticipate being able to redraw the amount we repay on the facility in the future for any general partnership purpose or to fund acquisitions.

Capitalization

The following table sets forth our capitalization as of September 30, 2009 on an historical basis and on an as adjusted basis to give effect to this offering, the capital contribution by our general partner to maintain its 2% general partner interest in us, and the application of the estimated net proceeds therefrom.

The historical data in the table is derived from and should be read in conjunction with our consolidated financial statements, including accompanying notes, incorporated by reference in this prospectus. You should also read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, which are incorporated by reference herein from our Annual Report on Form 20-F for the year ended December 31, 2008.

	As of September 30, 2009
	Actual	As adjusted

	(in thousands)

Cash and cash equivalents	$90,485	$90,485
Restricted cash(1)	650,517	650,517

Total cash and restricted cash	$741,002	$741,002

Long-term debt, including current portion:
Long-term debt	$1,407,020	$1,323,902
Long-term obligations under capital leases(1)	824,365	824,365

Total long-term debt	2,231,385	2,148,267
Equity:
Non-controlling interest	6,510	6,510
Partners’ equity	750,721	833,839

Total capitalization	$2,988,616	$2,988,616

(1)	Under certain capital lease arrangements, we maintain restricted cash deposits that, together with interest earned on the deposits, will equal the remaining scheduled payments we owe under the capital leases. The interest we receive from those deposits is used solely to pay interest associated with the capital leases, and the amount of interest we receive approximates the amount of interest we pay on the capital leases.

Price range of common units and distributions

Our common units were first offered on the New York Stock Exchange on May 5, 2005, at an initial price of $22.00 per unit. Our common units are listed for trading on the New York Stock Exchange under the symbol “TGP.”

The following table sets forth, for the periods indicated, the high and low sales price per common unit, as reported on the New York Stock Exchange, and the amount of quarterly cash distributions declared per unit. The closing sales price of our common units on the New York Stock Exchange on November 16, 2009 was $25.67 per common unit.

	Price ranges		Quarterly cash
	High	Low	distributions(1)

Years Ended
December 31, 2008	$32.50	$9.10
December 31, 2007	$40.26	$28.56
December 31, 2006	$35.99	$28.05
December 31, 2005(2)	$35.16	$24.00
Quarters Ended
December 31, 2009(3)	$26.91	$22.68
September 30, 2009	$25.31	$18.69	$0.5700
June 30, 2009	$19.56	$15.13	$0.5700
March 31, 2009	$20.32	$15.21	$0.5700
December 31, 2008	$19.47	$9.10	$0.5700
September 30, 2008	$26.80	$14.56	$0.5700
June 30, 2008	$32.25	$26.21	$0.5500
March 31, 2008	$32.50	$27.08	$0.5300
December 31, 2007	$34.81	$28.56	$0.5300
Months Ended
November 30, 2009(4)	$25.67	$22.68
October 31, 2009	$26.91	$23.28
September 30, 2009	$25.31	$21.79
August 31, 2009	$23.99	$20.75
July 31, 2009	$22.58	$18.69
June 30, 2009	$19.56	$17.03
May 31, 2009	$19.33	$16.97
April 30, 2009	$17.80	$15.13

(1)	Distributions are shown for the quarter with respect to which they were declared. Cash distributions were declared and paid within 45 days following the close of each quarter.

(2)	Period beginning May 5, 2005.

(3)	Period beginning October 1, 2009 and ending November 16, 2009.

(4)	Period beginning November 1, 2009 and ending November 16, 2009.

Material tax considerations

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal U.S. federal income tax considerations and non-U.S. federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Material U.S. federal income tax considerations,” beginning on page 28, and “Non-United States tax considerations,” beginning on page 47, of the accompanying base prospectus, which is incorporated by reference into this prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances. In addition to the discussion set forth in the accompanying prospectus, please consider the following U.S. federal income tax considerations.

RATIO OF TAXABLE INCOME TO DISTRIBUTIONS

We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2012, will be allocated an amount of U.S. federal taxable income for that period that will be 30% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2012, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon (1) assumptions as to the amount of our gross income from operations and distributions on all units, (2) the assumption that subsequent issuances of units, if any, during the period ending December 31, 2012 will not be made under circumstances that would increase the ratio of taxable income allocated to units issued in this offering to distributions during the period ending December 31, 2012 above 30%, (3) assumptions as to the amount of income we will earn from deposits with shipbuilders and from our subsidiaries classified as corporations for U.S. federal income tax purposes, which under the passive loss rules, generally cannot be offset by our losses (please read “Material federal income tax considerations—Consequences of Unit Ownership—Limitations on Deductibility of Losses”), (4) assumptions that our subsidiaries that are classified as corporations for U.S. federal income tax purposes are not treated as PFICs, and (5) other assumptions with respect to capital expenditures, foreign currency translation income, gains on foreign currency transactions, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that the actual ratio of taxable income allocated to units in this offering to cash distributions on the common units during the period ending December 31, 2012 will not be materially greater than our estimate of 30% or less. For example, the ratio of allocable taxable income to cash distributions could be greater, and perhaps substantially greater, than 30% with respect to the period described above if:

➢	gross income from operations exceeds the amount required to make our current level of distributions on all units, yet we continue to make distributions at the current levels; or

➢	we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for U.S. federal income tax purposes or that is depreciable or amortizable, or produces deductions, at a rate significantly slower than the rate applicable to our assets at the time of this offering.

If the ratio of allocable taxable income to cash distributions were to be materially greater than our estimate, the value of the common units could be materially adversely affected.

Material tax considerations

THE SECTION 883 EXEMPTION

In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Internal Revenue Code, as amended (the Code) and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described under the heading “Material U.S. federal income tax considerations—Possible Classification as a Corporation—Taxation of operating income” in the accompanying base prospectus on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it satisfies the following three requirements:

(i)  it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption);

(ii)  it meets one of the following three tests: (1) the more than 50% ownership test (or the Ownership Test); (2) the “Publicly Traded Test”; or (3) the controlled foreign corporation test (or the CFC Test); and

(iii)  it meets certain substantiation, reporting and other requirements.

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Therefore, in the event we were treated as a corporation for U.S. federal income tax purposes, we would meet the first requirement for the Section 883 Exemption.

Regarding the second requirement for the Section 883 Exemption, we do not believe that we would meet the CFC Test, as we do not expect to be a controlled foreign corporation (or CFC) CFC if we were to be treated as a corporation for U.S. federal income tax purposes and we do not believe that we would meet the Publicly Traded Test due to Teekay Corporation’s indirect ownership of our general partner interests. Thus, in order to qualify for the Section 883 Exemption, we would need to satisfy the Ownership Test.

In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements. For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.

In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.

Prior to the Offering, Teekay Corporation indirectly owned approximately a 53% interest in us, including a 2% general partner interest. Based on information provided by Teekay Corporation, Teekay

Material tax considerations

Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. In addition, Teekay Corporation would be willing to provide us with such ownership statements as long as it is a qualifying shareholder. Therefore we believe that the requirements of Section 883 of the Code for 2009 would be met and, if we were to be treated as a corporation for U.S. federal income tax purposes in 2009, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) for 2009 would be exempt from U.S. federal income taxation by reason of Section 883.

Following this offering, we expect Teekay Corporation indirectly will own less than 50% of the value of our outstanding equity interests. As such, we would need to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. We currently do not expect to be able to obtain ownership statements from non-U.S. unitholders holding, in the aggregate, more than 50% of the value of our units. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, we anticipate that we would not be eligible to claim the Section 883 Exemption in 2010 and subsequent years, and, therefore, we would be required to pay a 4% tax on the gross amount of our U.S. Source International Shipping Income, thereby reducing the amount of cash available for distribution to unitholders. In this regard, we estimate that, in the event we were to be treated as a corporation for U.S. federal income tax purposes, we would be subject to less than $500,000 of U.S. federal income tax in 2010 and in each subsequent year (in addition to any U.S. federal income taxes on our subsidiaries, as described below) based on the amount of U.S. Source International Transportation Income we earned for 2008 and our expected U.S. Source International Transportation Income for 2009 and subsequent years. The amount of such tax for which we would be liable for any year in which we were treated as a corporation for U.S. federal income tax purposes would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

CONSEQUENCES OF POSSIBLE PFIC CLASSIFICATION

A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

There are legal uncertainties involved in making this determination, including a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. Apr. 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code. However, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based upon our current assets and operations, we intend to take the position that we would not be considered to be a PFIC if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations.

If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to

Material tax considerations

(1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

(i) the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

(ii) the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

(iii) the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

(iv) an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (currently 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

TAXATION OF OUR SUBSIDIARY CORPORATIONS

Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above and under the heading “Material U.S. federal income tax considerations—Possible Classification as a Corporation—Taxation of Operating Income” in the accompanying base prospectus, including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries to the extent that it would apply to us if we were to be treated as a corporation. As such, as of the date of this prospectus, we believe that the Section 883 Exemption would apply in 2009 and these subsidiaries would not be subject to either the 4% gross basis tax or the net basis tax in 2009. However, we anticipate that the subsidiaries will not be eligible to claim the Section 883 Exemption in 2010 and subsequent years and, therefore, the 4% gross basis tax will apply to our subsidiary corporations. In this regard, we estimate that we will be subject to approximately $500,000 or less of U.S. federal income tax in 2010 and in each subsequent year based on the amount of U.S. Source International Transportation Income these subsidiaries earned for 2008 and their expected U.S. Source International Transportation Income for 2009 and subsequent years. The amount of such tax for which they would be liable for any year will depend upon the amount of income they earn from voyages into or out of the United States in such year, which, however, is not within their complete control.

As non-United States entities classified as corporations for U.S. federal income tax purposes, our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. could be considered PFICs. We received a ruling from the IRS that our subsidiary Teekay Tangguh Holdco L.L.C. will be classified as a controlled foreign corporation (CFC) rather than a PFIC as long as it is wholly-owned by a U.S. partnership.

Material tax considerations

As described above under “Consequences of Possible PFIC Classification”, legal uncertainties are involved in the determination of whether our subsidiaries Artic Spirit L.L.C. and Polar Spirit L.L.C. will be considered PFICs. These legal uncertainties include the recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater, which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, we believe that the nature of the time chartering activities, as well as the time charter contracts, of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C. differ in certain material respects from those at issue in Tidewater. Consequently, based on the current assets and operations of these subsidiaries, we intend to take the position that neither Arctic Spirit L.L.C. nor Polar Spirit L.L.C. is now or has ever been a PFIC. No assurance can be given, however, that the IRS will accept this position or that these subsidiaries will not constitute PFICs for any future taxable year if there were to be a change in their assets, income or operations.

As described above under “Consequences of Possible PFIC Classification”, U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the direct or indirect sale or other disposition of their interests in the PFIC. If either of our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C were to be treated as a PFIC, a unitholder would be considered to own directly the unitholder’s proportionate share of the equity of such subsidiary. In that event, the impact of the PFIC rules on a unitholder would depend on whether the unitholder has made a timely and effective election to treat the subsidiary as a qualified electing fund under Section 1295 of the Code (QEF Election) for the tax year that is the first year in the unitholder’s holding period of our units during which the subsidiary qualified as a PFIC by filing IRS Form 8621 with the unitholder’s U.S. federal income tax return.

If a unitholder makes a timely QEF Election, the adverse tax regime described above under “Consequences of Possible PFIC Classification” would not apply. Instead a unitholder must report each year for U.S. federal income tax purposes the unitholder’s pro rata share of the ordinary earnings and net capital gain, if any, of the subsidiary for their taxable year that ends with or within the unitholder’s taxable year, regardless of whether or not distributions from the subsidiary was received by the unitholder. The unitholder’s adjusted tax basis in the equity of the subsidiary would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the equity of the subsidiary and would not be taxed again once distributed.

If a unitholder has not made a timely and effective QEF Election with respect to the first year in the unitholder’s holding period of our units during which our subsidiary Arctic Spirit L.L.C. or Polar Spirit L.L.C. qualified as a PFIC, the unitholder may be treated as having made a timely and effective QEF Election by filing on a timely filed U.S. income tax return (including extensions) a QEF Election and a “deemed sale election” to recognize, under the rules of Section 1291 of the Code, any gain that the unitholder would otherwise recognize if the unitholder sold the unitholder’s equity in the subsidiary on the “qualification date”. The qualification date is the first day of the subsidiary’s tax year in which the subsidiary qualified as a “qualified electing fund” with respect to such unitholder. In addition to the above rules, under very limited circumstances, a unitholder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

If a unitholder has made a QEF Election with respect to our subsidiary Arctic Spirit L.L.C. or Polar Spirit L.L.C., then we would have to annually provide him with certain information concerning the subsidiary’s income and gain, calculated in accordance with the Code, and also would have to comply with certain record-keeping requirements imposed on a qualified electing fund in order for such unitholder to satisfy the qualified electing fund reporting rules. We have not provided our unitholders with such qualified electing fund information in prior tax years and do not intend to provide such

Material tax considerations

qualified electing fund information in the current tax year. If we determine that either of our subsidiaries Arctic Spirit L.L.C. or Polar Spirit L.L.C. is or will be a PFIC for any taxable year, we will provide unitholders with all necessary information in order to make the QEF Election with respect to the equity of such subsidiary.

A unitholder’s QEF Election will not be valid unless we agree to provide certain information annually to the unitholder to be included with the unitholder’s U.S. federal income tax return. Accordingly, you will not be able to make a QEF Election at this time, notwithstanding the present uncertainty regarding whether Arctic Spirit L.L.C. or Polar Spirit L.L.C. are PFICs.

If Arctic Spirit L.L.C. or Polar Spirit L.L.C. becomes a controlled foreign corporation, a “deemed dividend election” may be available to purge the subsidiary’s PFIC classification. We will provide unitholders with more information if such election becomes available.

Prospective unitholders are urged to consult their own tax advisors regarding the availability and advisability of, and procedure for, making QEF Elections and other available elections with respect to our subsidiaries Arctic Spirit L.L.C. and Polar Spirit L.L.C., and the U.S. federal income tax consequences of making such elections.

Underwriting

UBS Securities LLC and Citigroup Global Markets Inc. are acting as joint book-running managers of this offering and as representatives for the other underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Underwriter	common units

UBS Securities LLC	1,575,000
Citigroup Global Markets Inc.	1,575,000
RBC Capital Markets Corporation	280,000
Scotia Capital (USA) Inc.	70,000

Total	3,500,000

The business address of UBS Securities LLC is 229 Park Avenue , New York, New York 10171. The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, New York 10013.

The underwriting agreement provides that the obligations of the underwriters to purchase the units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the units (other than those covered by their option to purchase additional units described below) if they purchase any of the units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $0.624 per common unit. If all of the common units are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 525,000 additional common units at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional units approximately proportionate to that underwriter’s initial purchase commitment.

We, together with Teekay Holdings Limited and our general partner and the executive officers and directors of our general partner, have agreed that, for a period of 60 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representatives, dispose of or hedge any of our common units or any securities convertible into or exchangeable for our common units. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common units are traded on the New York Stock Exchange under the symbol “TGP.”

Underwriting

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No exercise	Full exercise

Per unit	$1.04	$1.04
Total	$3,640,000	$4,186,000

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of units made in an amount up to the number of units represented by the underwriters’ over-allotment option. In determining the source of units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase common units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of units in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when an underwriter repurchases units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The compensation received by the underwriters in connection with this common unit offering will not exceed 10% of the gross proceeds from this common unit offering for commissions and 0.5% for due diligence.

We estimate that our portion of the total expenses of this offering will be approximately $385,000 (exclusive of underwriting discounts and commissions).

Because the Financial Industry Regulatory Authority (or FINRA) views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with FINRA Rule 2310. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

The underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with Teekay Corporation and its affiliates, our general partner and us in the ordinary course of its business. They have received and may receive customary compensation and expenses for these commercial and investment banking transactions.

Underwriting

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of common units to underwriters for sale to their online brokerage account holders. The representatives will allocate units to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell units to online brokerage account holders.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

Foreign selling legends

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our common units which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our common units may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our common units;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of our common units shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common units to be offered so as to enable an investor to decide to purchase or subscribe for our common units, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

UNITED KINGDOM

This prospectus is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

SWITZERLAND

Our common units may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this prospectus nor any other solicitation for investments in our common units may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of

Foreign selling legends

the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common units on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common units have not been and will not be approved by any Swiss regulatory authority. The common units have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common units.

HONG KONG

Our common units may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common units may be issued or may be in the possession of any person other than with respect to the common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common units may not be circulated or distributed, nor may our common units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our common units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Foreign selling legends

JAPAN

Our common units have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our common units will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

AUSTRALIA

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the common units.

The common units are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the common units has been prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common units, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our common units will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common units you undertake to us that, for a period of 12 months from the date of issue of the common units, you will not transfer any interest in the common units to any person in Australia other than a wholesale client.

DUBAI INTERNATIONAL FINANCIAL CENTRE

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The common units which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common units offered should conduct their own due diligence on the common units. If you do not understand the contents of this document you should consult an authorized financial adviser.

Legal matters

The validity of the common units offered hereby and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters will be passed upon for us by Perkins Coie LLP, Portland, Oregon, which may rely on the opinions of Watson, Farley & Williams (New York) LLP for all matters of Marshall Islands Law. Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters in connection with the offering on behalf of the underwriters.

Experts

The consolidated financial statements of Teekay LNG Partners L.P. appearing in its Annual Report on Form 20-F for the year ended December 31, 2008 and the effectiveness of Teekay LNG Partners L.P.’s internal controls over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and the effectiveness of our internal control over financial reporting as of December 31, 2008, are incorporated herein by reference in reliance upon such reports of Ernst & Young LLP(to the extent covered by consents filed with the SEC), given on the authority of such firm as experts in accounting and auditing. You may contact Ernst & Young LLP at address 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7, Canada.

Expenses

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the common units covered by this prospectus. Other than the U.S. Securities and Exchange Commission registration fee which is set forth in the base prospectus, all amounts are estimated.

Legal fees and expenses	$300,000
Accounting fees and expenses	$50,000
Printing costs	$25,000
Transfer agent fees	$10,000

Total	$385,000

PROSPECTUS

$400,000,000

Teekay LNG Partners L.P.

Common Units

We may offer from time to time common units, which represent limited partnership interests in Teekay LNG Partners L.P.

The common units we may offer will have a maximum aggregate offering price of $400,000,000 and will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements.

We may offer these securities directly or to or through underwriters, dealers or other agents. The names of any underwriters or dealers will be set forth in the applicable prospectus supplement.

Our common units trade on the New York Stock Exchange under the symbol “TGP.”

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest. You should also read the documents we refer to in the “Where You Can Find More Information” and “Incorporation of Documents by Reference” sections of this prospectus for information about us and our financial statements.

Limited partnerships are inherently different than corporations. You should carefully consider each of the factors described under “Risk Factors” beginning on page 6 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 29, 2009

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus. We have not authorized anyone else to give you different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the U.S. Securities and Exchange Commission (or SEC) incorporated by reference in this prospectus.

i

About this prospectus

This prospectus is part of a registration statement on Form F-3 that we have filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may sell, in one or more offerings, up to $400,000,000 in total aggregate offering price of the securities described in this prospectus. This prospectus generally describes us and the securities we may offer. Each time we offer securities with this prospectus, we will provide this prospectus and a prospectus supplement that will describe, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Unless otherwise indicated, references in this prospectus to “Teekay LNG Partners,” “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and/or one or more of its subsidiaries, except that those terms, when used in this prospectus in connection with the common units described herein, shall mean Teekay LNG Partners L.P. References in this prospectus to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

Unless otherwise indicated, all references in this prospectus to “dollars” and “$” are to, and amounts are presented in, U.S. Dollars, and financial information presented in this prospectus is prepared in accordance with accounting principles generally accepted in the United States (or GAAP).

The information in this prospectus is accurate as of its date. You should read carefully this prospectus, any prospectus supplement, and the additional information described below under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in 2004 by Teekay Corporation (NYSE: TK), the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. Teekay Corporation owns and controls our general partner and owns a substantial limited partner interest in us. As of the date of this prospectus, our fleet includes LNG and LPG carriers and Suezmax-class crude oil tankers, all of which are double-hulled and generally operate under long-term, fixed rate time charters with major energy and utility companies. We view our Suezmax tanker fleet primarily as a source of stable cash flow.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our 100% ownership interest in our operating company, Teekay LNG Operating L.L.C., a Marshall Islands limited liability company. Our general partner, Teekay GP L.L.C., a Marshall Islands limited liability company, has an economic interest in us and manages our operations and activities. Our general partner does not receive any management fee or other compensation in connection with its management of our business, but it is entitled to be reimbursed for all direct and indirect expenses incurred on our behalf.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay LNG Partners L.P. and maintain our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530. Our website is www.teekaylng.com. The information on our website is not part of this prospectus supplement.

Where you can find more information

We have filed with the SEC a registration statement on Form F-3 regarding the securities covered by this prospectus. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the securities offered in this prospectus, you may wish to review the full registration statement, including its exhibits. In addition, we file annual, quarterly and other reports with and furnish information to the SEC. You may inspect and copy any document we file with or furnish to the SEC at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at that address, at prescribed rates, or from the SEC’s web site on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. You can also obtain information about us at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt under the U.S. Securities Exchange Act of 1934 (or the Exchange Act) from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year.

Incorporation of documents by reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that we later provide to the SEC, and which is deemed to be “filed” with the SEC, automatically will update information previously filed with the SEC, and may replace information in this prospectus.

We incorporate by reference into this prospectus the documents listed below:

➢	our Annual Report on Form 20-F for the year ended December 31, 2008;

➢	all subsequent Annual Reports on Form 20-F filed prior to the termination of this offering;

➢	our Reports on Form 6-K furnished to the SEC on August 3, 2009 and September 30, 2009, respectively;

➢	all subsequent Reports on Form 6-K furnished prior to the termination of this offering that we identify in such Reports as being incorporated by reference into the registration statement of which this prospectus is a part; and

➢	the description of our common units contained in our Registration Statement on Form 8-A/A filed on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description.

These reports contain important information about us, our financial condition and our results of operations.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through its public reference facilities or its website at the addresses provided above. You also may request a copy of any document incorporated by reference in this prospectus (excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in this document), at no cost, by visiting our Internet website at www.teekaylng.com, or by writing or calling us at the following address:

Teekay LNG Partners L.P.
4th Floor, Belvedere Building,
69 Pitts Bay Road,
Hamilton, HM 08, Bermuda
Attention: Corporate Secretary
(441) 298-2530

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each document.

Forward-looking statements

All statements, other than statements of historical fact, included in or incorporated by reference into this prospectus and any prospectus supplements are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “will,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

These and other forward-looking statements are subject to risks, uncertainties and assumptions, including those risks discussed in “Risk Factors” below and those risks discussed in other reports we file with the SEC and that are incorporated in this prospectus by reference, including, without limitation, our Annual Report on Form 20-F for the year ended December 31, 2008. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events affecting us and, therefore, involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” We caution that forward- looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Risk factors

Before investing in our common units, you should carefully consider all of the information included or incorporated by reference into this prospectus. Although many of our business risks are comparable to those of a corporation engaged in a similar business, limited partner interests are inherently different from the capital stock of a corporation. When evaluating an investment in our common units, you should carefully consider the discussion of risk factors in our Annual Report on Form 20-F, which is incorporated by reference into this prospectus. If any of these risks or other risks incorporated by reference into this prospectus were to occur, our business, financial condition or operating results could be materially adversely affected. In that case, our ability to pay distributions on our common units may be reduced, the trading price of our common units could decline, and you could lose all or part of your investment. In addition we are subject to the following risks and uncertainties.

RISKS INHERENT IN AN INVESTMENT IN US

Our partnership agreement limits our general partner’s fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands law. For example, our partnership agreement:

➢	permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Where our partnership agreement permits, our general partner may consider only the interests and factors that it desires, and in such cases it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or any limited partner;

➢	provides that our general partner is entitled to make other decisions in “good faith” if it reasonably believes that the decision is in our best interests;

➢	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

➢	provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud, willful misconduct or gross negligence

In order to become a limited partner of our partnership, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Fees and cost reimbursements, which our general partner determines for services provided to us and certain of our subsidiaries, are substantial and reduce our cash available to make required payments on our debt securities and for distribution to our common unitholders.

Prior to making any distribution on the common units, we pay fees for services provided to us and certain of our subsidiaries by certain subsidiaries of Teekay Corporation, and we reimburse our general partner for all expenses it incurs on our behalf. These fees are negotiated on our behalf by our general partner, and our general partner also determines the amounts it is reimbursed. These fees and expenses

Risk factors

include all costs incurred in providing certain advisory, ship management, technical and administrative services to us and certain of our subsidiaries. In addition, our general partner and its affiliates may provide us with other services for which the general partner or its affiliates may charge us fees, and we may pay Teekay Corporation “incentive fees” pursuant to the omnibus agreement with it to reward and motivate Teekay Corporation for pursuing LNG/LPG projects that we may elect to undertake. The payment of fees to Teekay Corporation and its subsidiaries and reimbursement of expenses to our general partner could adversely affect our ability to make required payments on our debt securities and to pay cash distributions to our common unitholders.

Even if unitholders are dissatisfied, they cannot remove our general partner without its consent.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or other continuing basis. The board of directors of our general partner is chosen by Teekay Corporation. Furthermore, if the unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

The vote of the holders of at least 66 2/3% of all outstanding units voting together as a single class is required to remove the general partner. As of the date of this prospectus, Teekay Corporation owned a sufficient number of units to prevent the removal of the general partner. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and Teekay Corporation are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units and any existing arrearages on the common units will be extinguished. A removal of the general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business, so the removal of the general partner because of the unitholders’ dissatisfaction with the general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Furthermore, unitholders’ voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner, its affiliates, their transferees, and persons who acquired such units with the prior approval of the board of directors of the general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party. In the event of any such transfer,

Risk factors

the new members of our general partner would be in a position to replace the board of directors and officers of our general partner with their own choices and to control the decisions taken by the board of directors and officers.

In establishing cash reserves, our general partner may reduce the amount of cash available for distribution to the common unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves affect the amount of cash available for distribution to our common unitholders. Our general partner may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. The partnership agreement requires our general partner each quarter to deduct from operating surplus estimated maintenance capital expenditures, as opposed to actual expenditures, which could reduce the amount of available cash for distribution to the common unitholders.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to pay distributions. Accordingly, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. We are required to reduce all working capital borrowings for this purpose under our revolving credit agreement to zero for a period of at least 15 consecutive days once each 12-month period. Any working capital borrowings by us to make distributions may reduce the amount of working capital borrowings we can make for operating our business.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully distributed to them. Under the Marshall Islands Limited Partnership Act (or Marshall Islands Act), we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees of partnership interests who become limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

We have been organized as a limited partnership under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of partnership law.

Our partnership affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be interpreted according to the non-statutory law of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the

Risk factors

courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a limited partnership formed in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us and certain of our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. Our business is operated primarily from our offices in Bermuda and Spain. In addition, our general partner is a Marshall Islands limited liability company and many of its directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or its directors and officers.

RISKS RELATING TO THE COMMON UNITS

We may issue additional common units without the approval of the common unitholders, which would dilute their ownership interests.

Our general partner, without the approval of our unitholders, may cause us to issue an unlimited number of additional units or other equity securities of equal or senior rank. The issuance by us of additional common units or other equity securities will have the following effects:

➢	our unitholders’ proportionate ownership interest in us will decrease;

➢	the amount of cash available for distribution on each unit may decrease;

➢	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

➢	the relative voting strength of each previously outstanding unit may be diminished;

➢	the market price of the common units may decline; and

➢	the ratio of taxable income to distributions may increase.

Our general partner has a call right that may require common unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation (which it may assign to any of its affiliates or to us), to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, common unitholders may be required to sell their common units at an undesirable time or price and may not receive any return on their investment. Common unitholders may also incur a tax liability upon a sale of their units.

As of the date of this prospectus, Teekay Corporation owned approximately 43% of our common units. At the end of the subordination period (assuming no additional issuances of common units and conversion of our subordinated units into common units), Teekay Corporation will own 52% of the common units. Teekay Corporation may acquire additional common units if it receives common units in

Risk factors

satisfaction of obligations owed to it by us, including under any vessel purchase transactions between Teekay Corporation and us. Accordingly, our general partner and its affiliates at some point may own a sufficient percentage of our common units to enable our general partner to exercise its call right.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter. The partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Common unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a partnership organized under the laws of the Marshall Islands, common unitholders could be held liable for our obligations to the same extent as a general partner if they participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, the Marshall Islands Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Considerations” for a more complete discussion of expected material U.S. federal income tax considerations of owning and disposing of our securities.

Some of our subsidiaries are classified as corporations for U.S. federal income tax purposes, which could result in additional tax.

Certain of our subsidiaries are classified as corporations for U.S. federal income tax purposes. As such, these subsidiaries would be subject to U.S. federal income tax on the U.S. source portion of our income attributable to transportation that begins or ends (but not both) in the United States if they fail to qualify for an exemption from U.S. federal income tax. While we believe that these subsidiaries qualify for this exemption as of the date of this prospectus, we anticipate that subsequent offerings of our common units could cause these subsidiaries to fail to qualify for this exemption. The resulting imposition of U.S. federal income taxes would result in decreased cash available for distribution to common unitholders. Please read “Material U.S. Federal Income Tax Considerations—Taxation of Our Subsidiary Corporations” and “Material U.S. Federal Income Tax Considerations—Possible Classification as a Corporation.”

In addition, these subsidiaries could be treated as passive foreign investment companies (or PFICs) for U.S. federal income tax purposes. U.S. shareholders of a PFIC are subject to an adverse U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC. For a discussion of the consequences of possible PFIC classification on our unitholders, please

Risk factors

read “Material U.S. Federal Income Tax Considerations—Possible Classification as a Corporation—Consequences of Possible PFIC Classification” and “Material U.S. Federal Income Tax Considerations—Taxation of Our Subsidiary Corporations.”

The Internal Revenue Service (or IRS) may challenge the manner in which we value our assets in determining the amount of income, gain, loss and deduction allocable to the unitholders, which could adversely affect the value of the common units.

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including the nature and fair market value of our assets at the time the holder acquired the common unit, whether we issue additional units or whether we engage in certain other transactions, and the manner in which our items of income, gain, loss and deduction are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss and deduction allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights.

A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit. Any such IRS challenge, whether or not successful, could adversely affect the value of our common units.

Use of proceeds

Unless we specify otherwise in any prospectus supplement, we will use the net proceeds from our sale of securities covered by this prospectus for general partnership purposes, which may include, among other things:

➢	paying or refinancing all or a portion of our indebtedness outstanding at the time; and

➢	funding working capital, capital expenditures or acquisitions.

The actual application of proceeds from the sale of any particular offering of securities covered by this prospectus will be described in the applicable prospectus supplement relating to the offering.

Description of the common units

Our common units and our subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and privileges of holders of common units, holders of subordinated units and our general partner in and to partnership distributions, together with a description of the circumstances under which subordinated units convert into common units, please read “Cash Distributions.”

NUMBER OF UNITS

As of the date of this prospectus, we had 41,021,963 common units outstanding, of which 23,180,975 were held by the public and 17,840,988 are held by Teekay Corporation, which owns our general partner. We also had 7,367,286 subordinated units outstanding, for which there is no established public trading market, all of which were held by Teekay Corporation. The common units and the subordinated units represent an aggregate 98% limited partner interest and the general partner interest represents a 2% general partner interest in us.

ISSUANCE OF ADDITIONAL SECURITIES

Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions determined by our general partner without the approval of our unitholders.

We may fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, as determined by the general partner, have special voting or other rights to which the common units are not entitled.

Upon issuance of additional partnership securities, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. In addition, our general partner and its affiliates have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units do not have similar preemptive rights to acquire additional common units or other partnership securities.

MEETINGS; VOTING

Unlike the holders of common stock in a corporation, the holders of our units have only limited voting rights on matters affecting our business. They have no right to elect our general partner (who manages our operations and activities) or the directors of our general partner on an annual or other continuing basis. On those matters that are submitted to a vote of unitholders, each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than our general partner and its affiliates (or a direct or subsequently approved transferee of our general

Description of the common units

partner or its affiliates or a transferee approved by the board of directors of our general partner) acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum, or for other similar purposes.

Holders of our subordinated units sometimes vote as a single class together with the holders of our common units and sometimes vote as a class separate from the holders of common units. Holders of subordinated units, like holders of common units, have very limited voting rights. During the subordination period, common units (excluding common units held by our general partner and its affiliates) and subordinated units each vote separately as a class generally on the following matters:

➢	a merger of our partnership;

➢	a sale or exchange of all or substantially all of our assets;

➢	the election of a successor general partner in connection with certain withdrawals of our general partner;

➢	dissolution or reconstitution of our partnership;

➢	some amendments to our partnership agreement; and

➢	some amendments to the operating agreement of our operating company or action taken by us as a member of the operating company if such amendment or action would materially and adversely affect our limited partners.

Neither the subordinated units nor any common units held by our general partners or any of its affiliates are entitled to vote on approval of the withdrawal of our general partner or the transfer by our general partner of its general partner interest or incentive distribution rights under some circumstances. Removal of our general partner requires:

➢	a 66 2/3% vote of all outstanding units, voting as a single class; and

➢	the election of a successor general partner by the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

Except as described above regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, any meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of unpermitted citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners with respect to other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Description of the common units

Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

CALL RIGHT

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least 10 but not more than 60 days’ notice. The purchase price in this event is the greater of (1) the highest cash price paid by either the general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and (2) the current market price as of the date three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding partnership securities, a holder of partnership securities may have the holder’s partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—Disposition of Common Units.”

EXCHANGE LISTING

Our common units are listed on the New York Stock Exchange, where they trade under the symbol “TGP.”

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

➢	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

➢	special charges for services requested by a holder of a common unit; and

➢	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

TRANSFER OF COMMON UNITS

Transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

➢	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

➢	automatically requests admission as a substituted limited partner in the partnership;

➢	agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

Description of the common units

➢	represents that the transferee has the capacity, power and authority to enter into our partnership agreement;

➢	grants powers of attorney to officers of our general partner and any liquidator of us as specified in our partnership agreement; and

➢	gives the consents and approvals contained in our partnership agreement.

An assignee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any unrecorded transfers for which a completed and duly executed transfer application has been received to be recorded on our books and records no less frequently than quarterly.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

➢	the right to assign the common unit to a purchaser or other transferee; and

➢	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

➢	will not receive cash distributions or U.S. federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

➢	may not receive some U.S. federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to ensure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OTHER MATTERS

Merger, Sale, or Other Disposition of Assets.  A merger or consolidation of us requires the consent of our general partner, in addition to the unitholder vote described above under “—Meetings; Voting.” However, our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, although our partnership agreement generally requires the unitholder vote described above “—Meetings; Voting” for the sale, exchange or other disposition of all or substantially all of our assets in a single transaction or a series of related transactions, our general partner may mortgage, pledge,

Description of the common units

hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, a sale of all or substantially all of our assets, or any other transaction or event.

Registration Rights.  Under our partnership agreement, we have agreed to register for resale under the U.S. Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Teekay GP L.L.C. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

SUMMARY OF OUR PARTNERSHIP AGREEMENT

A copy of our partnership agreement is filed as an exhibit to the registration statement of which this prospectus is a part. A summary of the important provisions of our partnership agreement and the rights and privileges of our unitholders is included in our registration statement on Form 8-A/A as filed with the SEC on September 29, 2006, including any subsequent amendments or reports filed for the purpose of updating such description. Please read “Where You Can Find More Information.”

Cash distributions

DISTRIBUTIONS OF AVAILABLE CASH

General

Our partnership agreement provides that within approximately 45 days after the end of each quarter we will distribute all of our available cash to unitholders of record on the applicable record date.

Definition of available cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

➢	less the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to:

-	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

-	comply with applicable law, any of our debt instruments, or other agreements; or

-	provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters;

➢	plus all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreement and in all cases are used solely for working capital purposes or to pay distributions to partners.

Minimum quarterly distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. Subsequent to our initial public offering in May 2005, our general partner’s board of directors has declared increases in our quarterly distribution to $0.57 per unit, or $2.28 per year. There is no guarantee that we will pay the quarterly distribution in this amount or the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit facilities.

OPERATING SURPLUS AND CAPITAL SURPLUS

General

All cash distributed to unitholders is characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Cash distributions

Definition of operating surplus

Operating surplus for any period generally means:

➢	our cash balance (including our proportionate share of cash balances of certain subsidiaries we do not wholly own) on May 10, 2005, the closing date of our initial public offering, other than cash reserved to terminate interest rate swap agreements; plus

➢	$10 million (as described below); plus

➢	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own) after the closing of our initial public offering, excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) termination of interest rate swap agreements, (5) capital contributions or (6) corporate reorganizations or restructurings; plus

➢	working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

➢	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

➢	interest paid on debt incurred (including periodic net payments under related interest rate swap agreements) and cash distributions paid on equity securities issued, in each case, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

➢	all of our cash operating expenditures (including our proportionate share of cash operating expenditures of certain subsidiaries we do not wholly own) after the closing of our initial public offering and the repayment of working capital borrowings, but not (1) the repayment of other borrowings, (2) actual maintenance capital expenditures or expansion capital expenditures, (3) transaction expenses (including taxes) related to interim capital transactions or (4) distributions; less

➢	estimated maintenance capital expenditures and the amount of cash reserves (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) established by our general partner to provide funds for future operating expenditures.

As described above, operating surplus does not only reflect actual cash on hand that is available for distribution to our unitholders. For example, it also includes a provision that enables us, if we choose, to distribute as operating surplus up to $10 million of cash we may receive from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus is to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Capital expenditures

For purposes of determining operating surplus, maintenance capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the

Cash distributions

operating capacity of or the revenue generated by our capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures are classified as expansion capital expenditures.

Examples of maintenance capital expenditures include capital expenditures associated with dry-docking a vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance capital expenditures also include interest (and related fees) on debt incurred and distributions on equity issued to finance the construction of a replacement vessel and paid during the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity, also are considered maintenance capital expenditures.

Because our maintenance capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement requires that an amount equal to an estimate of the average quarterly maintenance capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, provided that any change must be approved by our conflicts committee. The estimate is made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance capital expenditures, such as a major acquisition or the introduction of new governmental regulations that affects our fleet. For purposes of calculating operating surplus, any adjustment to this estimate is prospective only.

The use of estimated maintenance capital expenditures in calculating operating surplus has the following effects:

➢	it reduces the risk that actual maintenance capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

➢	it reduces the need for us to borrow under our working capital facility to pay distributions;

➢	it is more difficult for us to raise our distribution on our units above the minimum quarterly distribution and pay incentive distributions to our general partner; and

➢	it reduces the likelihood that a large maintenance capital expenditure in a period will prevent the general partner’s affiliates from being able to convert some or all of their subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of capital surplus

Capital surplus generally is generated only by:

➢	borrowings other than working capital borrowings;

➢	sales of debt and equity securities; and

Cash distributions

➢	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of cash distributions

We treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

SUBORDINATION PERIOD

General

During the subordination period, which we define below, the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Definition of subordination period

The subordination period generally will extend until the first day of any quarter, beginning after March 31, 2010, that each of the following tests are met:

➢	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

➢	the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully-diluted basis and the related distribution on the 2% general partner interest during those periods; and

➢	there are no arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before March 31, 2010.

Early conversion of subordinated units

Before the end of the subordination period, 50% of the original subordinated units, or up to 7,367,286 subordinated units, may convert into common units on a one-for-one basis immediately after the distribution of available cash to the partners in respect of any quarter ending on or after:

➢	March 31, 2008 with respect to 25% of the subordinated units outstanding immediately after our initial public offering; and

➢	March 31, 2009 with respect to a further 25% of the subordinated units outstanding immediately after our initial public offering.

Cash distributions

The early conversions will occur if at the end of the applicable quarter each of the following occurs:

➢	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

➢	the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

➢	there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the second early conversion of the subordinated units may not occur until at least one year following the first early conversion of the subordinated units. On May 19, 2009, a total of 3,683,643 subordinated units were converted into an equal number of common units as provided for under the terms described above.

For purposes of determining whether sufficient adjusted operating surplus has been generated under these conversion tests, the conflicts committee of our general partner’s board of directors may adjust adjusted operating surplus upwards or downwards if it determines in good faith that the estimated amount of maintenance capital expenditures used in the determination of operating surplus was materially incorrect, based on circumstances prevailing at the time of original determination of the estimate.

Definition of adjusted operating surplus

Adjusted operating surplus for any period generally means:

➢	operating surplus generated with respect to that period; less

➢	any net increase in working capital borrowings with respect to that period; less

➢	any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

➢	any net decrease in working capital borrowings with respect to that period; plus

➢	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of expiration of the subordination period

Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

➢	the subordination period will end and each subordinated unit will immediately convert into one common unit;

➢	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

➢	our general partner will have the right to convert its general partner interest and, if any, its incentive distribution rights into common units or to receive cash in exchange for those interests.

Cash distributions

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS DURING THE SUBORDINATION PERIOD

We make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

➢	first, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

➢	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

➢	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

➢	thereafter, in the manner described in “Incentive Distribution Rights” below.

DISTRIBUTIONS OF AVAILABLE CASH FROM OPERATING SURPLUS AFTER THE SUBORDINATION PERIOD

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

➢	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

➢	thereafter, in the manner described in “Incentive Distribution Rights” below.

INCENTIVE DISTRIBUTION RIGHTS

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

If for any quarter:

➢	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

➢	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

➢	first, 98% to all unitholders, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.4625 per unit for that quarter (the “first target distribution”);

➢	second, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.5375 per unit for that quarter (the “second target distribution”);

Cash distributions

➢	third, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.6500 per unit for that quarter (the “third target distribution”); and

➢	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

PERCENTAGE ALLOCATIONS OF AVAILABLE CASH FROM OPERATING SURPLUS

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

		Marginal percentage interest in
	Total quarterly distribution target	distributions
	amount	Unitholders	General partner

Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

DISTRIBUTIONS FROM CAPITAL SURPLUS

How distributions from capital surplus will be made

We will make distributions of available cash from capital surplus, if any, in the following manner:

➢	first, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

➢	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

➢	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a distribution from capital surplus

The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from our initial public offering on May 10, 2005, which is a return of capital. That initial public offering price less any distributions of capital surplus per unit is referred to as the “unrecovered initial unit price.” Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in

Cash distributions

the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we distribute capital surplus on a unit issued in our initial public offering in an amount equal to the initial public offering price for our initial public offering, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units and 50% to our general partner. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

ADJUSTMENT TO THE MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

➢	the minimum quarterly distribution;

➢	the target distribution levels;

➢	the unrecovered initial unit price; and

➢	the number of common units issuable during the subordination period without a unitholder vote.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level and the number of common units issuable during the subordination period without a unitholder vote would double. We will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if legislation is enacted or if existing law is modified or interpreted by a governmental taxing authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for U.S. federal, state, local or non-U.S. income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for that quarter plus the general partner’s estimate of our aggregate liability for the quarter for such income taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in subsequent quarters.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common

Cash distributions

units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of adjustments for gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

➢	first, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

➢	second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

(1)  the unrecovered initial unit price;

(2)  the amount of any unpaid minimum quarterly distribution for the quarter during which our liquidation occurs; and

(3)  any unpaid arrearages in payment of the minimum quarterly distribution;

➢	third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner until the capital account for each subordinated unit is equal to the sum of:

(1)  the unrecovered initial unit price; and

(2)  the amount of any unpaid minimum quarterly distribution for the quarter during which our liquidation occurs;

➢	fourth, 98% to all unitholders, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)  the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence;

(2)  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 98% to the unitholders, pro rata, and 2% to our general partner, for each quarter of our existence;

➢	fifth, 85% to all unitholders, pro rata, and 15% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

(2)  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

➢	sixth, 75% to all unitholders, pro rata, and 25% to our general partner, until we allocate under this paragraph an amount per unit equal to:

(1)  the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less

Cash distributions

(2)  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the second target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence; and

➢	thereafter, 50% to all unitholders, pro rata, and 50% to our general partner.

The percentage interests set forth above for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

Manner of adjustments for losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

➢	first, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the subordinated unitholders have been reduced to zero;

➢	second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner, until the capital accounts of the common unitholders have been reduced to zero; and

➢	thereafter, 100% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that the first bullet point above will no longer be applicable.

Adjustments to capital accounts

We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the existing unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner’s and unitholders’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Material U.S. federal income tax considerations

This section is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Perkins Coie LLP, counsel to the general partner and us, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the Internal Revenue Code) as in effect on the date of this prospectus, existing final, temporary and proposed regulations thereunder (or Treasury Regulations) and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we”, “our” or “us” are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from their owners for U.S. federal tax purposes other than subsidiaries which have properly elected to be disregarded as entities separate from any of our corporate subsidiaries for U.S. federal tax purposes.

The following discussion does not comment on all U.S. federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and hold their units as capital assets and has only limited application to corporations, estates, trusts, non-U.S. persons or other unitholders subject to specialized tax treatment, such as tax-exempt entities (including IRAs), regulated investment companies (mutual funds) and real estate investment trusts (or REITs). Accordingly, we urge each prospective unitholder to consult, and rely on, his own tax advisor in analyzing the U.S. federal, state, local and non-U.S. tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Perkins Coie LLP and are based on the accuracy of the representations made by us to Perkins Coie LLP for purposes of their opinion.

Except as described below under “—Classification as a Partnership,” no ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Perkins Coie LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions of Perkins Coie LLP may not be sustained by a court if contested by the IRS. Any contest of this nature with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Perkins Coie LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Consequences of Unit Ownership—Treatment of Short Sales”); (2) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Consequences of Unit Ownership—Section 754 Election”); and (3) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”). Perkins Coie LLP has not rendered an opinion on any state, local or non-U.S. tax matters.

Material U.S. federal income tax considerations

CLASSIFICATION AS A PARTNERSHIP

For purposes of U.S. federal income taxation, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner generally are not taxable unless the amount of cash distributed exceeds the partner’s adjusted tax basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships, as a general rule, will be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships whose “qualifying income” represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including liquefied natural gas. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We have received a ruling from the IRS that we requested in connection with our initial public offering that the income we derive from transporting LNG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively. As to income that is not covered by the IRS ruling, we will rely upon the opinion of Perkins Coie LLP whether the income is qualifying income.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time for various reasons. Because we have not received an IRS ruling or an opinion of counsel that (1) any income we derive from transporting LPG, petrochemical gases and ammonia pursuant to charters that we have entered into or will enter into in the future, (2) income we derive from transporting crude oil, natural gas and products thereof, including LNG, pursuant to bareboat charters or (3) income or gain we recognize from foreign currency transactions, is qualifying income, we are currently treating income from those sources as nonqualifying income. Under some circumstances, such as a significant change in foreign currency rates, the percentage of income or gain from foreign currency transactions or from interest rate swaps in relation to our total gross income could be substantial. We do not expect income or gains from these sources and other income or gains that are not qualifying income to constitute 10% or more of our gross income for U.S. federal income tax purposes. However, it is possible that the operation of certain of our vessels pursuant to bareboat charters could, in the future, cause our non-qualifying income to constitute 10% or more of our future gross income if such vessels were held in a pass-through structure. In order to preserve our status as a partnership for U.S. federal income tax purposes, we have received a ruling from the IRS that effectively allows us to conduct our bareboat charter operations, as well as our LPG operations, in a subsidiary corporation.

Perkins Coie LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations thereunder, published revenue rulings and court decisions, the IRS ruling and representations described below, we should be classified as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Perkins Coie LLP has relied on factual representations made by us and the general partner. The representations made by us and our general partner upon which Perkins Coie LLP has relied are:

➢	We have not elected and will not elect to be treated as a corporation for U.S. federal income tax purposes; and

Material U.S. federal income tax considerations

➢	For each taxable year, at least 90% of our gross income will be either (a) income to which the IRS ruling described above applies or (b) of a type that Perkins Coie LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

The discussion that follows is based on the assumption that we will be treated as a partnership for U.S. federal income tax purposes. Please read “—Possible Classification as a Corporation” below for a discussion of the consequences of our failing to be treated as a partnership for such purposes.

STATUS AS A PARTNER

The treatment of unitholders described in this section applies only to unitholders treated as partners in us for U.S. federal income tax purposes. Unitholders who have been properly admitted as limited partners of Teekay LNG Partners L.P. will be treated as partners in us for U.S. federal income tax purposes. Also:

➢	assignees of common units who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

➢	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners in us for U.S. federal income tax purposes.

Because no direct authority addresses the status of assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Perkins Coie LLP’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some U.S. federal income tax information or reports furnished to record holders of common units, unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

Under certain circumstances, a beneficial owner of common units whose units have been loaned to another may lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “—Consequences of Unit Ownership—Treatment of Short Sales” below.

In general, a person who is not a partner in a partnership for U.S. federal income tax purposes is not required or permitted to report any share of the partnership’s income, gain, deductions or losses for such purposes, and any cash distributions received by such a person from the partnership therefore may be fully taxable as ordinary income. Unitholders not described here are urged to consult their own tax advisors with respect to their status as partners in us for U.S. federal income tax purposes.

CONSEQUENCES OF UNIT OWNERSHIP

Flow-through of Taxable Income.  Each unitholder is required to include in computing his taxable income his allocable share of our items of income, gain, loss, deduction and credit for our taxable year ending with or within his taxable year, without regard to whether we make corresponding cash distributions to him. Our taxable year ends on December 31. Consequently, we may allocate income to a unitholder as of December 31 of a given year, and the unitholder will be required to report this income on his tax return for his tax year that ends on or includes such date, even if he has not received a cash distribution from us as of that date.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share

Material U.S. federal income tax considerations

of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code (or, collectively, Section 751 Assets). To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial U.S. federal income tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess suspended loss above that gain is no longer utilizable. In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from a passive activity only to the extent of the taxpayer’s income from the same passive activity. Passive activities generally are corporate or partnership activities in which the taxpayer does not materially participate. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate only will be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or

Material U.S. federal income tax considerations

investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

Dual consolidated loss restrictions also may apply to limit the deductibility by a corporate unitholder of losses we incur. Corporate unitholders are urged to consult their own tax advisors regarding the applicability and effect to them of dual consolidated loss restrictions.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

➢	interest on indebtedness properly allocable to property held for investment;

➢	our interest expense attributed to portfolio income; and

➢	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any U.S. federal, state or local or foreign income or withholding taxes on behalf of any present or former unitholder or the general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement are maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner, in which event the partner would be required to file a claim in order to obtain a credit or refund of tax paid.

Allocation of Income, Gain, Loss, Deduction and Credit.  In general, if we have a net profit, our items of income, gain, loss, deduction and credit will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss generally will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property held by the partnership immediately prior to an offering of common units, referred to in this discussion as “Adjusted Property.” The effect of these allocations to a unitholder purchasing common units in an offering will be essentially the same as

Material U.S. federal income tax considerations

if the tax basis of our assets were equal to their fair market value at the time of the offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss, deduction or credit, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, which is credited with the fair market value of Adjusted Property, and “tax” capital account, which is credited with the tax basis of Adjusted Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

➢	his relative contributions to us;

➢	the interests of all the partners in profits and losses;

➢	the interest of all the partners in cash flow; and

➢	the rights of all the partners to distributions of capital upon liquidation.

A unitholder’s taxable income or loss with respect to a common unit each year will depend upon a number of factors, including (1) the nature and fair market value of our assets at the time the holder acquired the common unit, (2) whether we issue additional units or we engage in certain other transactions and (3) the manner in which our items of income, gain, loss, deduction and credit are allocated among our partners. For this purpose, we determine the value of our assets and the relative amounts of our items of income, gain, loss, deduction and credit allocable to our unitholders and our general partner as holder of the incentive distribution rights by reference to the value of our interests, including the incentive distribution rights. The IRS may challenge any valuation determinations that we make, particularly as to the incentive distribution rights, for which there is no public market. In addition, the IRS could challenge certain other aspects of the manner in which we determine the relative allocations made to our unitholders and to the general partner as holder of our incentive distribution rights. A successful IRS challenge to our valuation or allocation methods could increase the amount of net taxable income and gain realized by a unitholder with respect to a common unit.

Perkins Coie LLP is of the opinion that, with the exception of the issues described in the preceding paragraph and in “—Consequences of Unit Ownership—Section 754 Election,” “—Tax Treatment of Operations—Valuation and Tax Basis of our Properties” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss, deduction or credit.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” who sells such units may be considered to have disposed of those units. If so, he would no longer be a partner with respect to those units until the termination of the loan and may recognize gain or loss from the disposition. As a result:

➢	any of our income, gain, loss, deduction or credit with respect to the units may not be reportable by the unitholder who loaned them; and

➢	any cash distributions received by such unitholder with respect to those units may be fully taxable as ordinary income.

Material U.S. federal income tax considerations

Perkins Coie LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to ensure that any applicable brokerage account agreements prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss, deduction or credit for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  The highest statutory rate of U.S. federal income tax for individuals currently is 35%, and the highest statutory rate of U.S. federal income tax imposed on net capital gains of an individual currently is 15% if the asset disposed of was held for more than one year at the time of disposition.

Section 754 Election.  We have made an election under Section 754 of the Internal Revenue Code to adjust a common unit purchaser’s U.S. federal income tax basis in our assets (or inside basis) to reflect the purchaser’s purchase price (or a Section 743(b) adjustment). The Section 743(b) adjustment belongs to the purchaser and not to other unitholders and does not apply to unitholders who acquire their common units directly from us. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (or common basis) and (2) his Section 743(b) adjustment to that basis.

In general, a purchaser’s common basis is depreciated or amortized according to the existing method utilized by us. A positive Section 743(b) adjustment to that basis generally is depreciated or amortized in the same manner as property of the same type that has been newly placed in service by us. A negative Section 743(b) adjustment to that basis generally is recovered over the remaining useful life of the partnership’s recovery property.

A Section 743(b) adjustment is advantageous if the purchaser’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the adjustment, the purchaser would have, among other items, a greater amount of depreciation and amortization deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 743(b) adjustment is disadvantageous if the purchaser’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the purchase. Thus, the fair market value of the units may be affected either favorably or unfavorably by the Section 743(b) adjustment.

The calculations involved in the Section 743(b) adjustment are complex and will be made on the basis of assumptions as to the value of our assets and in accordance with the Internal Revenue Code and applicable Treasury Regulations. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our judgment, the expense of compliance exceed the benefit of the election, we may seek consent from the IRS to revoke our Section 754 election. If such consent is given, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer on an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

Material U.S. federal income tax considerations

TAX TREATMENT OF OPERATIONS

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss, deduction and credit for our taxable year ending within or with his taxable year. In addition, a unitholder who disposes of all of his units must include his share of our income, gain, loss, deduction and credit through the date of disposition in income for his taxable year that includes the date of disposition, with the result that a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of more than one year of our income, gain, loss, deduction and credit in income for the year of the disposition. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Asset Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with any difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and the existing limited partners. Please read “—Consequences of Unit Ownership—Allocation of Income, Gain, Loss, Deduction and Credit.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using any method permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Consequences of Unit Ownership—Allocation of Income, Gain, Loss, Deduction and Credit” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred by us in selling our units (or syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as syndication expenses. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The U.S. federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss, deductions or credits previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

DISPOSITION OF COMMON UNITS

Recognition of Gain or Loss.  In general, gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis in the units sold. A unitholder’s amount realized will be measured by the sum of the cash, the fair market value of other property

Material U.S. federal income tax considerations

received by him and his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash or property received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost. Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than one year generally will be taxed at a maximum rate of 15% under current law.

A portion of a unitholder’s amount realized may be allocable to “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation and amortization recapture. A unitholder will recognize ordinary income or loss to the extent of the difference between the portion of the unitholder’s amount realized allocable to unrealized receivables or inventory items and the unitholder’s share of our basis in such receivables or inventory items. Ordinary income attributable to unrealized receivables, inventory items and depreciation or amortization recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if a net taxable loss is realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses generally may only be used to offset capital gains. An exception permits individuals to offset up to $3,000 of net capital losses against ordinary income in any given year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

➢	a short sale;

➢	an offsetting notional principal contract; or

➢	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that

Material U.S. federal income tax considerations

treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result of the foregoing, a unitholder transferring units may be allocated items of income, gain, loss, deduction and credit realized after the date of transfer.

The use of this method for allocating income and deductions among unitholders may not be permitted under existing Treasury Regulations. Accordingly, Perkins Coie LLP is unable to opine on its validity. If this method were disallowed or applied only to transfers of less than all of the unitholder’s interest, our taxable income or loss may be reallocated among the unitholders. We are authorized to revise our method of allocation to conform to a method permitted under any future Treasury Regulations or administrative guidance.

A unitholder who owns units at any time during a calendar quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss, deductions and credit attributable to months within that quarter in which the units were held but will not be entitled to receive that cash distribution.

Transfer Notification Requirements.  A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A unitholder who acquires units generally is required to notify us in writing of that acquisition within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of substantial penalties.

Constructive Termination.  We will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, tax legislation applicable to a newly formed partnership.

FOREIGN TAX CREDIT CONSIDERATIONS

Subject to detailed limitations set forth in the Internal Revenue Code, a unitholder may elect to claim a credit against his liability for U.S. federal income tax for his share of foreign income taxes (and certain foreign taxes imposed in lieu of a tax based upon income) paid by us. Income allocated to unitholders likely will constitute foreign source income falling in the general foreign tax credit category for purposes of the U.S. foreign tax credit limitation. The rules relating to the determination of the foreign tax credit are complex and prospective unitholders are urged to consult their own tax advisors to determine whether or to what extent they would be entitled to such credit. Unitholders who do not elect to claim foreign tax credits may instead claim a deduction for their shares of foreign taxes paid by us.

Material U.S. federal income tax considerations

TAX-EXEMPT ORGANIZATIONS AND NON-U.S. INVESTORS

Investments in units by employee benefit plans, other tax-exempt organizations and non-U.S. persons, including nonresident aliens of the United States, non-U.S. corporations and non-U.S. trusts and estates (collectively, non-U.S. unitholders) raise issues unique to those investors and, as described below, may result in substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income to them subject to U.S. federal income tax.

A non-U.S. unitholder may be subject to a 4% U.S. federal income tax on his share of the U.S. source portion of our gross income attributable to transportation that begins or ends (but not both) in the United States, unless either (a) an exemption applies and he files a U.S. federal income tax return to claim that exemption or (b) that income is effectively connected with the conduct of a trade or business in the United States (or U.S. effectively connected income). For this purpose, transportation income includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of our transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

A non-U.S. unitholder may be entitled to an exemption from the 4% U.S. federal income tax or a refund of tax withheld on U.S. effectively connected income that constitutes transportation income if any of the following applies: (1) such non-U.S. unitholder qualifies for an exemption from this tax under an income tax treaty between the United States and the country where such non-U.S. unitholder is resident; (2) in the case of an individual non-U.S. unitholder, he qualifies for the exemption from tax under Section 872(b)(1) of the Internal Revenue Code as a resident of a country that grants an equivalent exemption from tax to residents of the United States; or (3) in the case of a corporate non-U.S. unitholder, it qualifies for the exemption from tax under Section 883 of the Internal Revenue Code (or the Section 883 Exemption) (for the rules relating to qualification for the Section 883 Exemption, please read below under “—Possible Classification as a Corporation—The Section 883 Exemption”).

We may be required to withhold U.S. federal income tax, computed at the highest statutory rate, from cash distributions to non-U.S. unitholders with respect to their shares of our income that is U.S. effectively connected income. Our transportation income generally should not be treated as U.S. effectively connected income unless we have a fixed place of business in the United States involved in the earning of that transportation income and certain other requirements are satisfied. While we do not expect to have a fixed place of business in the United States, there can be no guarantee that this will not change. Under a ruling of the IRS, a portion of any gain recognized on the sale or other disposition of a unit by a non-U.S. unitholder may be treated as U.S. effectively connected income to the extent we have a fixed place of business in the United States and a sale of our assets would have given rise to U.S. effectively connected income. A non-U.S. unitholder would be required to file a U.S. federal income tax return to report his U.S. effectively connected income (including his share of any such income earned by us) and to pay U.S. federal income tax, or claim a credit or refund for tax withheld on such income. Further, unless an exemption applies, a non-U.S. corporation investing in units may be subject

Material U.S. federal income tax considerations

to a branch profits tax, at a 30% rate or lower rate prescribed by a treaty, with respect to its U.S. effectively connected income.

Non-U.S. unitholders must apply for and obtain a U.S. taxpayer identification number in order to file U.S. federal income tax returns and must provide that identification number to us for purposes of any U.S. federal income tax information returns we may be required to file. Non-U.S. unitholders are encouraged to consult with their own tax advisors regarding the U.S. federal, state and local tax consequences of an investment in units and any filing requirements related thereto.

FUNCTIONAL CURRENCY

We are required to determine the functional currency of any of our operations that constitute a separate qualified business unit (or QBU) for U.S. federal income tax purposes and report the affairs of any QBU in this functional currency to our unitholders. Any transactions conducted by us other than in the U.S. dollar or by a QBU other than in its functional currency may give rise to foreign currency exchange gain or loss. Further, if a QBU is required to maintain a functional currency other than the U.S. dollar, a unitholder may be required to recognize foreign currency translation gain or loss upon a distribution of money or property from a QBU or upon the sale of common units, and items or income, gain, loss or deduction allocated to the unitholder in such functional currency must be translated into the unitholder’s functional currency.

For purposes of the foreign currency rules, a QBU includes a separate trade or business owned by a partnership in the event separate books and records are maintained for that separate trade or business. The functional currency of a QBU is determined based upon the economic environment in which the QBU operates. Thus, a QBU whose revenues and expenses are primarily determined in a currency other than the U.S. dollar will have a non-U.S. dollar functional currency. We believe our primary operations constitute a QBU whose functional currency is the U.S. dollar, but certain of our operations constitute separate QBUs whose functional currencies are other than the U.S. dollar.

Under recently proposed regulations (or the Section 987 Proposed Regulations), the amount of foreign currency translation gain or loss recognized upon a distribution of money or property from a QBU or upon the sale of common units will reflect the appreciation or depreciation in the functional currency value of certain assets and liabilities of the QBU between the time the unitholder purchased his common units and the time we receive distributions from such QBU or the unitholder sells his common units. Foreign currency translation gain or loss will be treated as ordinary income or loss. A unitholder must adjust the U.S. federal income tax basis in his common units to reflect such income or loss prior to determining any other U.S. federal income tax consequences of such distribution or sale. Please read “—Consequences of Unit Ownership—Basis of Common Units.” A unitholder who owns less than a five percent interest in our capital or profits generally may elect not to have these rules apply by attaching a statement to his tax return for the first taxable year the unitholder intends the election to be effective. Further, for purposes of computing his taxable income and U.S. federal income tax basis in his common units, a unitholder will be required to translate into his own functional currency items of income, gain, loss or deduction of such QBU and his share of such QBU’s liabilities. If finalized, we intend to provide such information based on generally applicable U.S. exchange rates as is necessary for unitholders to comply with the requirements of the Section 987 Proposed Regulations as part of the U.S. federal income tax information we will furnish unitholders each year. Please read “—Administrative Matters—Information Returns and Audit Procedures.” However, a unitholder may be entitled to make an election to apply an alternative exchange rate with respect to the foreign currency translation of certain items. Unitholders who desire to make such an election should consult their own tax advisors.

Based upon our current projections of the capital invested in and profits of the non-U.S. dollar QBUs, we believe that unitholders will be required to recognize only a nominal amount of foreign currency

Material U.S. federal income tax considerations

translation gain or loss each year and upon their sale of units. Nonetheless, the rules for determining the amount of translation gain or loss are not entirely clear at present as the Section 987 Proposed Regulations currently are not effective. Please consult your own tax advisor for specific advice regarding the application of the rules for recognizing foreign currency translation gain or loss under your own circumstances.

In addition to a unitholder’s recognition of foreign currency translation gain or loss, the U.S. dollar QBU will engage in certain transactions denominated in the Euro, which will give rise to a certain amount of foreign currency exchange gain or loss each year. This foreign currency exchange gain or loss will be treated as ordinary income or loss.

ADMINISTRATIVE MATTERS

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific U.S. federal income tax information, including a document in the form of IRS Form 1065, Schedule K-1, which sets forth his share of our items of income, gain, loss, deduction and credit as computed for U.S. federal income tax purposes for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of such income, gain, loss, deduction and credit. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Perkins Coie LLP can assure prospective unitholders that the IRS will not successfully contend that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

We will be obligated to file U.S. federal income tax information returns with the IRS for any year in which we earn any U.S. source income or U.S. effectively connected income. In the event we were obligated to file a U.S. federal income tax information return but failed to do so, unitholders would not be entitled to claim any deductions, losses or credits for U.S. federal income tax purposes relating to us. Consequently, we may file U.S. federal income tax information returns for any given year. The IRS may audit any such information returns that we file. Adjustments resulting from an IRS audit of our return may require each unitholder to adjust a prior year’s tax liability, and may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns. Any IRS audit relating to our items of income, gain, loss, deduction or credit for years in which we are not required to file and do not file a U.S. federal income tax information return would be conducted at the partner-level, and each unitholder may be subject to separate audit proceedings relating to such items.

For years in which we file or are required to file U.S. federal income tax information returns, we will be treated as a separate entity for purposes of any U.S. federal income tax audits, as well as for purposes of judicial review of administrative adjustments by the IRS and tax settlement proceedings. For such years, the tax treatment of partnership items of income, gain, loss, deduction and credit will be determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. The partnership agreement names Teekay GP L.L.C. as our Tax Matters Partner.

The Tax Matters Partner will make some U.S. federal tax elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items reported in the information returns we file. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS with respect to these items unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax

Material U.S. federal income tax considerations

Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on an information return that we file. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Special Reporting Requirements for Owners of Non-U.S. Partnerships.  A U.S. person who either contributes more than $100,000 to us (when added to the value of any other property contributed to us by such person or a related person during the previous 12 months), or following a contribution owns, directly, indirectly or by attribution from certain related persons, at least a 10% interest in us, is required to file IRS Form 8865 with his U.S. federal income tax return for the year of the contribution to report the contribution and provide certain details about himself and certain related persons, us and any persons that own a 10% or greater direct interest in us. We will provide each unitholder with the necessary information about us and those persons who own a 10% or greater direct interest in us along with the Schedule K-1 information described previously.

In addition to the foregoing, a U.S. person who directly owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person acquires, disposes or has his interest in us substantially increased or reduced. Further, a U.S. person who directly, indirectly or by attribution from certain related persons, owns at least a 10% interest in us may be required to make additional disclosures on IRS Form 8865 in the event such person, when considered together with any other U.S. persons who own at least a 10% interest in us, owns a greater than 50% interest in us. For these purposes, an “interest” in us generally is defined to include an interest in our capital or profits or an interest in our deductions or losses.

Significant penalties may apply for failing to satisfy IRS Form 8865 filing requirements and thus unitholders are advised to contact their tax advisors to determine the application of these filing requirements under their own circumstances.

Accuracy-related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of U.S. federal income tax attributable to one or more specified causes, including negligence or disregard of rules or regulations and substantial understatements of income tax, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)  for which there is, or was, “substantial authority”; or

(2)  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules, including additional penalties and extended statutes of limitations, may apply as a result of our participation in “listed transactions” or “reportable transactions with a significant tax avoidance purpose.” While we do not anticipate participating in such transactions, if any item of income, gain, loss, deduction or credit included in the distributive shares of unitholders for a given year might result in an “understatement” of income relating to such a transaction, we will disclose the

Material U.S. federal income tax considerations

pertinent facts on a U.S. federal income tax information return for such year. In such event, we also will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties.

POSSIBLE CLASSIFICATION AS A CORPORATION

If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us. Unitholders that are U.S. persons would be required to file IRS Form 926 to report these deemed transfers and any other transfers they made to us while we were treated as a corporation and may be required to recognize income or gain for U.S. federal income tax purposes to the extent of certain prior deductions or losses and other items. Substantial penalties may apply for failure to satisfy these reporting requirements, unless the person otherwise required to report shows such failure was due to reasonable cause and not willful neglect.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as taxable dividend income to the extent of our current or accumulated earnings and profits, a nontaxable return of capital to the extent of the unitholder’s tax basis in his common units, and taxable capital gain thereafter. Section 743(b) adjustments to the basis of our assets would no longer be available to purchasers in the marketplace. Please read “—Consequences of Unit Ownership—Section 754 Election.”

Taxation of operating income

In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% gross basis tax

We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under “—The Section 883 Exemption”) and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income

Material U.S. federal income tax considerations

from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

Net income tax and branch tax regime

We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as U.S. effectively connected income. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the Internal Revenue Code also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The section 883 exemption

In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the Internal Revenue Code and the regulations thereunder (or the Final Section 883 Regulations), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or U.S. Source International Shipping Income).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three tests described below: (1) the more than 50% ownership test (or the Ownership Test); (2) the “Publicly Traded Test”; or (3) the controlled foreign corporation test (or the CFC Test)—and certain substantiation, reporting and other requirements are met.

In order to satisfy the Ownership Test, a non-U.S. corporation must be able to substantiate that more than 50% of the value of its stock is owned, directly or indirectly applying attribution rules, by “qualified shareholders” for at least half of the number of days in the non-U.S. corporation’s taxable year, and the non-U.S. corporation must comply with certain substantiation and reporting requirements. For this purpose, qualified shareholders are individuals who are residents (as defined for U.S. federal income tax purposes) of countries that grant an Equivalent Exemption, non-U.S. corporations that meet the Publicly Traded Test of the Final Section 883 Regulations and are organized in countries that grant an Equivalent Exemption, or certain foreign governments, non profit organizations and certain beneficiaries of foreign pension funds. Unitholders who are citizens or residents of the United States or are domestic corporations are not qualified shareholders.

In addition, a corporation claiming the Section 883 Exemption based on the Ownership Test must obtain statements from the holders relied upon to satisfy the Ownership Test, signed under penalty of perjury, including the owner’s name, permanent address and country where the individual is fully liable to tax, if any, a description of the owner’s ownership interest in the non-U.S. corporation, including

Material U.S. federal income tax considerations

information regarding ownership in any intermediate entities, and certain other information. In addition, we would be required to file a U.S. federal income tax return and list on our U.S. federal income tax return the name and address of each unitholder holding 5% or more of the value of our units who is relied upon to meet the Ownership Test.

The Publicly Traded Test requires that one or more classes of equity representing more than 50% of the voting power and value in a non-U.S. corporation be “primarily and regularly traded” on an established securities market either in the U.S. or in a foreign country that grants an Equivalent Exemption. For this purpose, if one or more 5% shareholders (i.e., a shareholder holding, actually or constructively, at least 5% of the vote and value of a class of equity) own in the aggregate 50% or more of the vote and value of a class of equity, such class of equity will not be treated as primarily and regularly traded on an established securities market.

The CFC Test requires that the non-U.S. corporation be treated as a controlled foreign corporation for U.S. federal income tax purposes and a qualified U.S. person ownership test is met (for the definition of “controlled foreign corporation” please read the discussion below under “—Consequences of Possible Controlled Foreign Corporation Classification”).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test or we satisfy either the CFC Test or the Publicly Traded Test. We do not believe that we will meet the CFC Test, as we do not expect to be a CFC (please read below under “—Consequences of Possible Controlled Foreign Corporation Classification”), and while not completely clear, we may not meet the Publicly Traded Test due to Teekay Corporation’s substantial indirect ownership of us. Nonetheless, as of the date of this prospectus, we believe that we should satisfy the Ownership Test based upon Teekay Corporation’s current ownership of more than 50% of our value.

Based on information provided by Teekay Corporation, Teekay Corporation is organized in the Republic of The Marshall Islands and meets the Publicly Traded Test under current law and under the Final Section 883 Regulations. As long as Teekay Corporation owns more than 50% of the value of us and satisfies the Publicly Traded Test, we will satisfy the Ownership Test and will qualify for the Section 883 Exemption, provided that Teekay Corporation provides properly completed ownership statements to us as required under the Final Section 883 Regulations and we satisfy certain substantiation and documentation requirements. As of the date hereof, Teekay Corporation would be willing to provide us with such ownership statements as long as it is a qualifying shareholder. There is no assurance that Teekay Corporation will continue to satisfy the requirements for being a qualified shareholder of us (i.e., it will meet the Publicly Traded Test) or that it alone will own more than 50% of the value of our units. As of the date of this prospectus, Teekay Corporation owns a 53% interest in us, including a 2% general partner interest. Subsequent issuances of common units by us, including pursuant to offerings under this prospectus, may reduce Teekay Corporation’s ownership below 50% of our value. At some time in the future, it may become necessary for us to look to our other non-U.S. unitholders to determine whether more than 50% of our units, by value, are owned by non-U.S. unitholders who are qualifying shareholders and certain non-U.S. unitholders may be asked to provide ownership statements, signed under penalty of perjury, with respect to their investment in our units in order for us to qualify for the Section 883 Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, and we cannot obtain these statements from unitholders holding, in the aggregate, more than 50% of the value of our units, under the Final Section 883 Regulations, we may not be eligible to claim the Section 883 Exemption, and, therefore, we would be required to pay a 4% tax on the gross

Material U.S. federal income tax considerations

amount of our U.S. Source International Shipping Income, thereby reducing the amount of cash available for distribution to unitholders.

The determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation’s ownership of us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of possible PFIC classification

A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either (1) at least 75% of its gross income is “passive” income (or the income test) or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (or the assets test).

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. No assurance can be given, however, that the IRS would accept this position or that we would not constitute a PFIC for any future taxable year if we were treated as a corporation and there were to be changes in our assets, income or operations. In addition, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. Apr. 13, 2009), held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code. However, the court’s ruling was contrary to the position of the IRS and it is currently uncertain whether the IRS will follow the Fifth Circuit’s time charter analysis in Tidewater for purposes of making PFIC determinations. In addition, we believe that the nature of our time chartering activities, as well as our time charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, while there are uncertainties involved in the determination, we believe that we would not been a PFIC even if we were treated as a corporation.

If we were classified as a PFIC, for any year during which a unitholder owns units, he generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to (1) any “excess distribution” (generally, any distribution received by a unitholder in a taxable year that is greater than 125% of the average annual distributions received by the unitholder in the three preceding taxable years or, if shorter, the unitholder’s holding period for the units) and (2) any gain realized upon the sale or other disposition of units. Under these rules:

➢	the excess distribution or gain will be allocated ratably over the unitholder’s holding period;

➢	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;

➢	the amount allocated to each of the other taxable years in the unitholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

➢	an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of these other taxable years.

Certain elections, such as a qualified electing fund (or QEF) election or mark to market election, may be available to a unitholder if we were classified as a PFIC. If we determine that we are or will be a

Material U.S. federal income tax considerations

PFIC, we will provide unitholders with information concerning the potential availability of such elections.

Under current law, dividends received by individual citizens or residents of the United States from domestic corporations and qualified foreign corporations generally are treated as net capital gains and subject to U.S. federal income tax at reduced rates (currently 15%). However, if we were classified as a PFIC for our taxable year in which we pay a dividend, we would not be considered a qualified foreign corporation, and individuals receiving such dividends would not be eligible for the reduced rate of U.S. federal income tax.

Consequences of possible controlled foreign corporation classification

If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote (each, a U.S. Shareholder), we could be treated as a controlled foreign corporation (or CFC) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. U.S. Shareholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we do not believe we will be a CFC following the Offering, U.S. persons purchasing a substantial interest in us should consider the potential implications of being treated as a U.S. Shareholder in the event we were a CFC in the future.

TAXATION OF OUR SUBSIDIARY CORPORATIONS

Our subsidiaries Arctic Spirit L.L.C., Polar Spirit L.L.C. and Teekay Tangguh Holdco L.L.C. are classified as corporations for U.S. federal income tax purposes and are subject to U.S. federal income tax based on the rules applicable to foreign corporations described above, including, but not limited to, the 4% gross basis tax or the net basis tax if the Section 883 Exemption does not apply. We believe that the Section 883 Exemption would apply to our corporate subsidiaries to the extent that it would apply to us if we were to be treated as a corporation. As such, as of the date of this prospectus, we believe that the Section 883 Exemption would apply and these subsidiaries would not be subject to either the 4% gross basis tax or the net basis tax. At some time in the future, however, we may not satisfy all of the requirements of the Section 883 Exemption and either the 4% gross basis tax or the net basis tax could apply to our subsidiary corporations.

Our counsel, Perkins Coie LLP, is of the opinion that it is more likely than not that neither of our subsidiaries Arctic Spirit L.L.C. or Polar Spirit L.L.C. will be considered to be a PFIC based on certain representations that we have made to them regarding our relationship to Teekay Corporation, and the composition of the assets and the nature of the activities and other operations of those subsidiaries, and Teekay Corporation with respect to the vessels under time charters with those subsidiaries. As described above, legal uncertainties are involved in this determination, including the ruling of the United States Court of Appeals for the Fifth Circuit in Tidewater, and there is no assurance that the IRS or a court would agree with the opinion we have received from Perkins Coie LLP. In addition, there is no assurance that our relationship to Teekay Corporation, the composition of the assets and the nature of the activities and other operations of these subsidiaries, or Teekay Corporation with respect to the vessels under time charters with those subsidiaries, will remain the same in the future. With respect to Teekay Tangguh Holdco L.L.C., we have received a ruling from the IRS that causes this subsidiary to be classified as a CFC rather than as a PFIC because it is wholly-owned by a U.S. partnership.

Non-United States tax considerations

MARSHALL ISLANDS TAX CONSIDERATIONS

The following discussion is based upon the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, and the current laws of the Republic of The Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.

Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of The Marshall Islands, under current Marshall Islands law holders of our common units will not be subject to Marshall Islands taxation or withholding on distributions, including upon a return of capital, we make to our unitholders. In addition, our unitholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and they will not be required by the Republic of The Marshall Islands to file a tax return relating to the common units.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of his investment in us. Accordingly, each prospective unitholder is urged to consult its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of such unitholder.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the Canada Tax Act), as of the date of this prospectus, that we believe are relevant to holders of our common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the Canada-U.S. Treaty) resident in the United States and entitled to all the benefits under the Canada-U.S. Treaty and who deal at arm’s length with us and Teekay Corporation (or U.S. Resident Holders).

Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of their common units. We intend that this is and continues to be the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with Teekay Shipping Limited (a subsidiary of Teekay Corporation that is resident and based in Bermuda), by Canadian service providers, as discussed below.

Under the Canada Tax Act, a resident of Canada (which may include a foreign corporation the central management and control of which is in Canada) is subject to Canadian tax on its world-wide income,

Non-United States tax considerations

subject to any relief that may be provided by any relevant tax treaty. A non-resident corporation or individual that carries on a business in Canada directly or through a partnership is, subject to any relevant tax treaty, subject to tax in Canada on income attributable to its business (or that of the partnership, as the case may be) carried on in Canada. The Canada Tax Act contains special rules that provide assurance to qualifying international shipping corporations that they will not be considered resident in Canada even if they are, in whole or in part, managed from Canada. Further, the Canada Tax Act and many of the tax treaties to which Canada is a party also contain special exemptions for profits derived from international shipping operations.

We have entered into an agreement with Teekay Shipping Limited for the provision of administrative services, and certain of our operating subsidiaries have entered into agreements with:

➢	Teekay Shipping Limited for the provision of advisory, technical, ship management and administrative services; and

➢	Teekay LNG Projects Ltd., a Canadian subsidiary of Teekay Corporation, for the provision of strategic advisory and consulting services.

Certain of the services that Teekay Shipping Limited provides to us and our operating subsidiaries under the services agreements are and will be obtained by Teekay Shipping Limited through subcontracts with a Canadian subsidiary of Teekay Corporation. The special rules in the Canada Tax Act and various relevant tax treaties relating to qualifying international shipping corporations and income from international shipping operations may provide relief to our operating subsidiaries to the extent that the services provided to them by Canadian entities would otherwise result in such operating subsidiaries being considered to be resident in Canada or to be taxable in Canada on income from such operations by virtue of carrying on business in Canada. However, such rules would not apply to us, as a holding limited partnership, or to our general partner or unitholders. While we do not believe it to be the case, if the arrangements we have entered into result in our being considered to carry on business in Canada for purposes of the Canada Tax Act, our unitholders would be considered to be carrying on business in Canada and would be required to file Canadian tax returns and, subject to any relief provided in any relevant treaty (including, in the case of U.S. Resident Holders, the Canada-U.S. treaty), would be subject to taxation in Canada on any income that is considered to be attributable to the business carried on by us in Canada.

We believe that we can conduct our activities and affairs in a manner so that our unitholders should not be considered to be carrying on business in Canada solely as a consequence of the acquisition, holding, disposition or redemption of our common units. Consequently, we believe our unitholders should not be subject to tax filing or other tax obligations in Canada under the Canada Tax Act. However, although we do not intend to do so, there can be no assurance that the manner in which we carry on our activities will not change from time to time as circumstances dictate or warrant in a manner that may cause our unitholders to be carrying on business in Canada for purposes of the Canada Tax Act. Further, the relevant Canadian federal income tax law may change by legislation or judicial interpretation and the Canadian taxing authorities may take a different view than we have of the current law.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Canada, of an investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, the unitholder’s tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and non-U.S., as well as U.S. federal tax returns, that may be required of the unitholder.

Plan of distribution

We may sell the securities offered by this prospectus and applicable prospectus supplements:

➢	through underwriters or dealers;

➢	through agents;

➢	directly to purchasers; or

➢	through a combination of any such methods of sale.

If underwriters are used to sell securities, we will enter into an underwriting agreement or similar agreement with them at the time of the sale to them. In that connection, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the U.S. Securities Act of 1933.

The applicable prospectus supplement relating to the securities will set forth, among other things:

➢	the offering terms, including the name or names of any underwriters, dealers or agents;

➢	the purchase price of the securities and the proceeds to us from such sale;

➢	any underwriting discounts, concessions, commissions and other items constituting compensation to underwriters, dealers or agents;

➢	any initial public offering price;

➢	any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers; and

➢	any securities exchanges on which the securities may be listed.

If underwriters or dealers are used in the sale, the securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions in accordance with the rules of the New York Stock Exchange:

➢	at a fixed price or prices that may be changed;

➢	at market prices prevailing at the time of sale;

➢	at prices related to such prevailing market prices; or

➢	at negotiated prices.

The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in an applicable prospectus supplement, the obligations of underwriters or dealers to purchase the securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

Securities may be sold directly by us or through agents designated by us from time to time, at prevailing market prices or otherwise. Any agent involved in the offer or sale of the securities in respect of which this prospectus and a prospectus supplement is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Plan of distribution

If so indicated in the prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers from certain specified institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

Underwriters, dealers and agents may be entitled under agreements entered into with us to be indemnified by us against certain civil liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribution by us to payments which they may be required to make. The terms and conditions of such indemnification will be described in an applicable prospectus supplement.

Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us or our affiliates in the ordinary course of business.

Any underwriters to whom securities are sold by us for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from us in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. These activities will be described in more detail in the applicable prospectus supplement.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because the Financial Industry Regulatory Authority (or FINRA) views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Rules.

Service of process and enforcement of civil liabilities

Teekay LNG Partners L.P. is organized under the laws of the Republic of The Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Republic of The Marshall Islands as a limited liability company. The Republic of the Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of the directors and officers of our general partner and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of the directors and officers of our general partner are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our general partner, our subsidiaries or the directors and officers of our general partner or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed Watson, Farley & Williams (New York) LLP to accept service of process on our behalf in any such action.

Watson, Farley & Williams (New York) LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Republic of The Marshall Islands would (1) recognize or enforce against us, our general partner or our general partner’s directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (2) impose liabilities against us, our general partner or our general partner’s directors and officers in original actions brought in the Republic of The Marshall Islands, based on these laws.

Legal matters

Unless otherwise stated in the applicable prospectus supplement, the validity of the securities and certain other legal matters with respect to the laws of the Republic of The Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams (New York) LLP. Certain other legal matters may be passed upon for us by Perkins Coie LLP, Portland, Oregon, who may rely upon the opinion of Watson, Farley & Williams (New York) LLP, for all matters of Marshall Islands law. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

Experts

The consolidated financial statements of Teekay LNG Partners L.P. appearing in its Annual Report on Form 20-F for the year ended December 31, 2008 and the effectiveness of Teekay LNG Partners L.P.’s internal controls over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and the effectiveness of Teekay LNG Partners L.P. internal control over financial reporting as of December 31, 2008 are incorporated herein by reference in reliance upon such reports of Ernst & Young LLP (to the extent covered by consents filed with the SEC), given on the authority of such firm as experts in accounting and auditing.

Expenses

The following table sets forth costs and expenses, other than any underwriting discounts and commissions, we expect to incur in connection with the issuance and distribution of the securities covered by this prospectus. All amounts are estimated except the SEC registration fee.

U.S. Securities and Exchange Commission registration fee		$22,320
Legal fees and expenses		*
Accounting fees and expenses		*
Printing costs		*
Transfer agent fees		*

Total	$	*

*	To be provided in a prospectus supplement or in a Report on Form 6-K subsequently incorporated by reference into this prospectus.